UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2015

On November 6, 2015, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2015. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated November 6, 2015, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2016. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and six months ended September 30, 2015 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: November 6, 2015

Financial Results Release	November 6, 2015
For the Six Months Ended September 30, 2015	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Yasutake Horinouchi, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481

Scheduled filing date of quarterly securities report: November 9, 2015

Scheduled date of dividend payments: December 7, 2015

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Six Months Ended September 30, 2015 (April 1, 2015 – September 30, 2015)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Six months ended September 30, 2015	5,588,958	4.0%	733,464	24.1%	717,419	21.2%	377,319	30.0%
Six months ended September 30, 2014	5,373,668	2.0%	590,924	(9.5)%	592,157	(12.4)%	290,332	(10.3)%

Note: Percentages above represent changes from the corresponding period of the previous fiscal year.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2015	178.37	(yen)	—	(yen)
Six months ended September 30, 2014	130.81	(yen)	—	(yen)

Notes:	1.	Comprehensive income (loss) attributable to NTT:	For the six months ended September 30, 2015:	328,955 million yen 25.4%
			For the six months ended September 30, 2014:	262,251 million yen (34.2)%
	2.	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Basic Earnings per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
September 30, 2015	20,723,562	11,244,027	8,821,381	42.6%	4,204.33 (yen)
March 31, 2015	20,702,427	11,049,810	8,681,860	41.9%	4,100.63 (yen)

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for NTT Shareholders’ Equity per Share have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

2.	Dividends

Annual Dividends
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year Ended March 31, 2015	—	90.00 (yen)	—	90.00 (yen)	180.00 (yen)
Year Ending March 31, 2016	—	50.00 (yen)	—	—	—
Year Ending March 31, 2016 (Forecasts)	—	—	—	50.00 (yen)	100.00 (yen)

Notes:	1.	Change in dividend forecasts during the six months ended September 30, 2015: None
	2.	The figures for Year Ending March 31, 2016 and Year Ending March 31, 2016 (Forecasts) reflect the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2016 (April 1, 2015 – March 31, 2016)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2016	11,400,000	2.7%	1,250,000	15.3%	1,220,000	14.4%	655,000	26.4%	311.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2016 during the six months ended September 30, 2015: Yes
	3.	The figure for Basic Earnings per Share Attributable to NTT reflects the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

–  1  –

* Notes:

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2015 that resulted in changes in the scope of consolidation: Yes

Eliminations: One company (Verio Inc.)

(For further details, please see “Others” on page 8.)

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i.	Change due to revision of accounting standards and other regulations: None

ii.	Other change: Yes

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i.	Number of shares outstanding (including treasury stock):

	September 30, 2015	:	2,273,394,470 shares

	March 31, 2015	:	2,273,394,470 shares
ii.	Number of shares of treasury stock:
	September 30, 2015	:	175,226,999 shares

	March 31, 2015	:	156,195,212 shares
iii.	Weighted average number of shares outstanding:

For the six months ended September 30, 2015 : 2,115,360,234 shares

For the six months ended September 30, 2014 : 2,219,447,104 shares

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for “Number of shares outstanding (common stock)” have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

* Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2016, please refer to pages 7 and 24.

On Friday, November 6, 2015, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

–  2  –

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i. Consolidated results

Six-Month Period Ended September 30, 2015 (April 1, 2015 – September 30, 2015)

	(Billions of yen)
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015	Change	Percent Change
Operating revenues	5,373.7	5,589.0	215.3	4.0%
Operating expenses	4,782.7	4,855.5	72.8	1.5%
Operating income	590.9	733.5	142.5	24.1%
Income before income taxes and equity in earnings (losses) of affiliated companies	592.2	717.4	125.3	21.2%
Net income attributable to NTT	290.3	377.3	87.0	30.0%

During the six months ended September 30, 2015, NTT adopted and announced its Medium-Term Management Strategy, entitled “Towards the Next Stage 2.0,” in May, and implemented measures to embark on a profit growth track by accelerating its self- transformation towards becoming a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to expand and establish its global business as a cornerstone of its business operations and to accelerate profit generation through the following initiatives.

Specifically, NTT Group was awarded contracts to provide services to financial services firms and port operators as a result of its efforts to promote cross-selling through collaboration among its group companies, including businesses related to global networks, cloud migration, and IT outsourcing. Additionally, in order to enhance NTT Group’s presence and expand its operations in the U.S. data center market, which continues to grow, NTT Group began construction of Texas Dallas 1 (TX1) Data Center.

Furthermore, each NTT Group Company has been resolutely engaged in optimizing services and operations and reducing procurement costs by continuously implementing cost reduction measures.

In addition, in order to support the above measures, NTT Group aims to strengthen its group governance and risk management by increasing the transparency of information regarding group management, further unifying group accounting standards and practices, bolstering cash management, and advancing initiatives that involve overseas subsidiaries.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group aimed to enhance the profitability of its domestic network businesses by optimizing capital investments and reducing costs. With regard to optimizing capital investments, NTT Group worked to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems. A project team formed in July has begun a detailed review of various topics and initiatives aimed at generating profits.

In addition, in the regional communications business segment, NTT Group has been promoting the “Hikari Collaboration Model,” for which the number of service subscriptions has exceeded 2.3 million. In the mobile communications business segment, NTT Group has continued to promote the new “Kake-hodai & Pake-aeru” billing plan, which now has more than 23 million subscribers, and has also aimed to strengthen profitability by increasing the number of multi-device users as well as encouraging subscribers to upgrade their service plans. In conjunction with these initiatives, NTT Group has been working to reduce costs, including the monitoring of its marketing costs.

<Efforts to Achieve Sustainable Growth >

The Japanese government has been developing and implementing a variety of policies centered on the 2020 Tokyo Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and strengthen measures aimed at creating services that will become the standards of the next generation.

In particular, as part of its efforts to address the many social issues facing Japan’s regional areas, NTT Group entered into a “Sapporo City Development Partnership Agreement” with the city of Sapporo to develop regional services utilizing ICT. The agreement will bolster efforts mainly in the areas of tourism, sports, industrial promotion and human resources development, safety, security, and disaster prevention, and the environment.

–  3  –

As a result of these efforts, NTT Group’s consolidated operating revenues for the six months ended September 30, 2015 were ¥5,589.0 billion (an increase of 4.0% from the same period of the previous fiscal year), consolidated operating expenses were ¥4,855.5 billion (an increase of 1.5% from the same period of the previous fiscal year), consolidated operating income was ¥733.5 billion (an increase of 24.1% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥717.4 billion (an increase of 21.2% from the same period of the previous fiscal year), and net income attributable to NTT was ¥377.3 billion (an increase of 30.0% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games.

ii. Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Six-Month Period Ended September 30, 2015 (April 1, 2015 – September 30, 2015)

	(Billions of yen)
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015	Change	Percent Change
Operating revenues	1,714.4	1,680.6	(33.9)	(2.0)%
Operating expenses	1,636.2	1,526.0	(110.2)	(6.7)%
Operating income	78.3	154.6	76.3	97.5%

Operating revenues in the regional communications business segment for the six-month period ended September 30, 2015 decreased 2.0% from the same period of the previous fiscal year to ¥1,680.6 billion due to, among other things, a decrease in fixed voice-related revenues resulting from the decline in fixed-line telephone subscriptions, which was partially offset by an increase in IP/packet communications revenues. On the other hand, operating expenses for the six-month period ended September 30, 2015 decreased 6.7% from the same period of the previous fiscal year to ¥1,526.0 billion due to efforts to streamline operating expenses, particularly with respect to sales-related expenses in connection with the expansion of the “Hikari Collaboration Model,” among other factors. As a result, segment operating income for the six-month period ended September 30, 2015 increased 97.5% from the same period of the previous fiscal year to ¥154.6 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2015	As of September 30, 2015	Change	Percent Change
FLET’S Hikari (including Hikari Collaboration Model) (1)	18,716	19,036	320	1.7%
NTT East	10,403	10,510	107	1.0%
NTT West	8,313	8,526	213	2.6%
Hikari Collaboration Model	270	2,348	2,077	768.0%
NTT East	190	1,637	1,447	760.5%
NTT West	80	711	630	785.9%
Hikari Denwa (2)	17,108	17,293	185	1.1%
NTT East	9,032	9,068	37	0.4%
NTT West	8,076	8,225	149	1.8%

Notes:

(1)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	Figures for “Hikari Denwa” indicate the number of channels (in thousands), and include wholesale services provided by NTT East and NTT West to service providers.

–  4  –

Long Distance and International Communications Business Segment

Six-Month Period Ended September 30, 2015 (April 1, 2015 – September 30, 2015)

	(Billions of yen)
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015	Change	Percent Change
Operating revenues	950.0	1,097.2	147.3	15.5%
Operating expenses	893.6	1,049.6	156.0	17.5%
Operating income	56.4	47.6	(8.8)	(15.6)%

Operating revenues in the long distance and international communications business segment for the six-month period ended September 30, 2015 increased 15.5% from the same period of the previous fiscal year to ¥1,097.2 billion. This increase was due to, among other things, an increase in system integration revenues of NTT’s overseas subsidiaries, partially offset by a decrease in domestic fixed voice-related revenues. On the other hand, despite cost reduction efforts, operating expenses for the six-month period ended September 30, 2015 increased 17.5% from the same period of the previous fiscal year to ¥1,049.6 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the six-month period ended September 30, 2015 decreased 15.6% from the same period of the previous fiscal year to ¥47.6 billion.

Mobile Communications Business Segment

Six-Month Period Ended September 30, 2015 (April 1, 2015 – September 30, 2015)

	(Billions of yen)
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015	Change	Percent Change
Operating revenues	2,173.0	2,215.0	42.1	1.9%
Operating expenses	1,775.2	1,753.9	(21.3)	(1.2)%
Operating income	397.8	461.2	63.4	15.9%

Despite a decline in mobile voice-related revenues as a result of the impact of “Monthly Support” discount programs, operating revenues for the mobile communications business segment for the six-month period ended September 30, 2015 increased 1.9% from the same period of the previous fiscal year to ¥2,215.0 billion due to an increase in revenues from “dmarket” services and from the Smart Life area, among other things. Despite an increase in revenue-linked expenses in the Smart Life area, operating expenses for the six-month period ended September 30, 2015 decreased 1.2% from the same period of the previous fiscal year to ¥1,753.9 billion due to efforts to streamline costs associated with sales and network systems. As a result, segment operating income for the six-month period ended September 30, 2015 increased 15.9% from the same period of the previous fiscal year to ¥461.2 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2015	As of September 30, 2015	Change	Percent Change
Mobile phone services	66,595	68,494	1,898	2.9%
New billing plan	17,827	23,777	5,950	33.4%
LTE(Xi) services	30,744	34,504	3,760	12.2%
FOMA services	35,851	33,989	(1,862)	(5.2)%

Notes:

(1)	The number of Mobile phone services subscribers (including LTE (Xi) and FOMA services) includes subscriptions to communication module services.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile phone services subscribers and also in the number of FOMA service subscribers.

–  5  –

Data Communications Business Segment

Six-Month Period Ended September 30, 2015 (April 1, 2015 – September 30, 2015)

	(Billions of yen)
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015	Change	Percent Change
Operating revenues	695.6	745.7	50.1	7.2%
Operating expenses	668.0	707.5	39.5	5.9%
Operating income	27.5	38.2	10.6	38.6%

Operating revenues in the data communications business segment for the six-month period ended September 30, 2015 increased 7.2% from the same period of the previous fiscal year to ¥745.7 billion due to, among other things, improvements in and the expansion and renewal of existing large-scale systems and an increase in subsidiary business operations. On the other hand, operating expenses for the six-month period ended September 30, 2015 increased 5.9% from the same period of the previous fiscal year to ¥707.5 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the six- month period ended September 30, 2015 increased 38.6% from the same period of the previous fiscal year to ¥38.2 billion.

Other Business Segment

Six-Month Period Ended September 30, 2015 (April 1, 2015 – September 30, 2015)

	(Billions of yen)
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015	Change	Percent Change
Operating revenues	591.6	567.8	(23.8)	(4.0)%
Operating expenses	568.5	540.1	(28.4)	(5.0)%
Operating income	23.1	27.6	4.6	19.9%

Operating revenues in the other business segment for the six-month period ended September 30, 2015 decreased 4.0% from the same period of the previous fiscal year to ¥567.8 billion due to a decrease in revenues of NTT Group’s real estate business, among other things. On the other hand, operating expenses for the six-month period ended September 30, 2015 decreased 5.0% from the same period of the previous fiscal year to ¥540.1 billion as a result of a decrease in revenue-linked expenses as well as cost reduction measures. As a result, segment operating income for the six-month period ended September 30, 2015 increased 19.9% from the same period of the previous fiscal year to ¥27.6 billion.

–  6  –

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the six-month period ended September 30, 2015 increased ¥168.0 billion (15.3%) from the same period of the previous fiscal year to ¥1,269.4 billion. This increase was due to, among other factors, an increase in operating income.

Net cash used in investing activities decreased ¥31.7 billion (3.3%) from the same period of the previous fiscal year to ¥919.5 billion. This decrease was due to, among other factors, a decrease in capital investments and other such investments partially offset by an increase in payments for the purchase of non-current investments.

Net cash used in financing activities increased ¥54.0 billion (39.4%) from the same period of the previous fiscal year to ¥191.0 billion. This increase was due to, among other factors, an increase in stock repurchases.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2015 totaled ¥1,011.4 billion, an increase of ¥162.3 billion (19.1%) from the end of the previous fiscal year.

	(Billions of yen)
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015	Change	Percent Change
Cash flows provided by operating activities	1,101.4	1,269.4	168.0	15.3%
Cash flows used in investing activities	(951.1)	(919.5)	31.7	3.3%
Cash flows used in financing activities	(137.0)	(191.0)	(54.0)	(39.4)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

In May 2015, NTT Group adopted and announced its Medium-Term Management Strategy, entitled “Towards the Next Stage 2.0,” and implemented measures to embark on a profit growth track by accelerating its self-transformation towards becoming a “Value Partner.” At the same time, NTT Group proactively launched efforts to develop new markets by further promoting the B2B2X model. As a result, NTT Group has revised the forecasts for its financial results as follows.

The forecast for NTT Group’s operating revenues has been revised upward by ¥50.0 billion from the initial forecast to ¥11,400.0 billion, due to expected growth in overseas sales and increases in revenues from the Smart Life area and domestic SI (System Integration) operations.

The forecast for operating income has been revised upward by ¥50.0 billion from the initial forecast to ¥1,250.0 billion due to effective cost control efforts.

For the assumptions used in the consolidated results forecasts and other related matters, please see page 24.

–  7  –

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2015 that resulted in changes in the scope of consolidation: Yes

NTT’s specified subsidiary, Verio Inc., was merged into NTT America, Inc., another NTT subsidiary, on April 1, 2015. As a result, Verio Inc. ceased to be a specified subsidiary of NTT, and was excluded from the scope of NTT’s consolidated subsidiaries beginning with the six months ended September 30, 2015.

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the six months ended September 30, 2014 or the year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

–  8  –

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2015	September 30, 2015	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥849,174	¥1,011,444	¥162,270
Short-term investments	36,342	32,880	(3,462)
Notes and accounts receivable, trade	2,663,012	2,493,517	(169,495)
Allowance for doubtful accounts	(43,230)	(43,824)	(594)
Accounts receivable, other	408,051	401,733	(6,318)
Inventories	390,523	470,447	79,924
Prepaid expenses and other current assets	434,023	527,461	93,438
Deferred income taxes	219,333	226,120	6,787

Total current assets	4,957,228	5,119,778	162,550

Property, plant and equipment:
Telecommunications equipment	12,592,070	12,464,063	(128,007)
Telecommunications service lines	15,647,879	15,733,355	85,476
Buildings and structures	6,107,299	6,129,674	22,375
Machinery, vessels and tools	1,995,879	2,057,513	61,634
Land	1,299,072	1,287,424	(11,648)
Construction in progress	404,698	414,748	10,050

	38,046,897	38,086,777	39,880
Accumulated depreciation	(28,245,427)	(28,470,865)	(225,438)

Net property, plant and equipment	9,801,470	9,615,912	(185,558)

Investments and other assets:
Investments in affiliated companies	542,247	528,395	(13,852)
Marketable securities and other investments	515,580	486,852	(28,728)
Goodwill	1,186,161	1,260,414	74,253
Software	1,247,956	1,204,569	(43,387)
Other intangible assets	413,552	428,452	14,900
Other assets	1,448,296	1,469,731	21,435
Deferred income taxes	589,937	609,459	19,522

Total investments and other assets	5,943,729	5,987,872	44,143

Total assets	¥20,702,427	¥20,723,562	¥21,135

–  9  –

	Millions of yen
	March 31, 2015	September 30, 2015	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥330,423	¥355,765	¥25,342
Current portion of long-term debt	370,279	288,229	(82,050)
Accounts payable, trade	1,579,572	1,148,905	(430,667)
Current portion of obligations under capital leases	20,604	18,569	(2,035)
Accrued payroll	429,440	426,633	(2,807)
Accrued taxes on income	124,861	210,412	85,551
Accrued consumption tax	148,168	77,054	(71,114)
Advances received	243,263	297,796	54,533
Other	475,078	584,528	109,450

Total current liabilities	3,721,688	3,407,891	(313,797)

Long-term liabilities:
Long-term debt (excluding current portion)	3,688,825	3,774,383	85,558
Obligations under capital leases (excluding current portion)	34,382	28,454	(5,928)
Liability for employees’ retirement benefits	1,387,962	1,418,939	30,977
Accrued liabilities for point programs	108,099	101,531	(6,568)
Deferred income taxes	196,853	205,510	8,657
Other	486,536	494,797	8,261

Total long-term liabilities	5,902,657	6,023,614	120,957

Redeemable noncontrolling interests	28,272	48,030	19,758

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,846,723	2,846,645	(78)
Retained earnings	5,126,657	5,409,417	282,760
Accumulated other comprehensive income (loss)	268,232	210,166	(58,066)
Treasury stock, at cost	(497,702)	(582,797)	(85,095)

Total NTT shareholders’ equity	8,681,860	8,821,381	139,521

Noncontrolling interests	2,367,950	2,422,646	54,696

Total equity	11,049,810	11,244,027	194,217

Total liabilities and equity	¥20,702,427	¥20,723,562	¥21,135

–  10  –

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2014	2015	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥730,377	¥667,569	¥(62,808)
Mobile voice related services	446,459	407,732	(38,727)
IP / packet communications services	1,838,370	1,875,303	36,933
Sale of telecommunications equipment	485,325	463,798	(21,527)
System integration	1,229,618	1,437,299	207,681
Other	643,519	737,257	93,738

	5,373,668	5,588,958	215,290

Operating expenses:
Cost of services (excluding items shown separately below)	1,163,625	1,149,106	(14,519)
Cost of equipment sold (excluding items shown separately below)	426,681	431,113	4,432
Cost of system integration (excluding items shown separately below)	865,342	1,034,476	169,134
Depreciation and amortization	911,104	871,639	(39,465)
Impairment loss	210	3,631	3,421
Selling, general and administrative expenses	1,415,782	1,365,529	(50,253)

	4,782,744	4,855,494	72,750

Operating income	590,924	733,464	142,540

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(22,586)	(22,064)	522
Interest income	9,126	8,737	(389)
Other, net	14,693	(2,718)	(17,411)

	1,233	(16,045)	(17,278)

Income before income taxes and equity in earnings (losses) of affiliated companies	592,157	717,419	125,262

Income tax expense (benefit):
Current	193,971	239,266	45,295
Deferred	14,526	(11,961)	(26,487)

	208,497	227,305	18,808

Income before equity in earnings (losses) of affiliated companies	383,660	490,114	106,454

Equity in earnings (losses) of affiliated companies	2,458	7,512	5,054

Net income	386,118	497,626	111,508

Less – Net income attributable to noncontrolling interests	95,786	120,307	24,521

Net income attributable to NTT	¥290,332	¥377,319	¥86,987

Per share of common stock*:
Weighted average number of shares outstanding (Shares)	2,219,447,104	2,115,360,234
Net income attributable to NTT (Yen)	¥130.81	¥178.37

*	“Per share of common stock” figures for the six months ended September 30, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015.

–  11  –

Consolidated Statements of Comprehensive Income

	Millions of yen
	2014	2015	Increase (Decrease)
Net income	¥386,118	¥497,626	¥111,508
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	9,466	(24,156)	(33,622)
Unrealized gain (loss) on derivative instruments	(289)	(849)	(560)
Foreign currency translation adjustments	(35,115)	(32,160)	2,955
Pension liability adjustments	(1,095)	1,107	2,202
Total other comprehensive income (loss)	(27,033)	(56,058)	(29,025)
Total comprehensive income (loss)	359,085	441,568	82,483
Less – Comprehensive income attributable to noncontrolling interests	96,834	112,613	15,779

Total comprehensive income (loss) attributable to NTT	¥262,251	¥328,955	¥66,704

–  12  –

THREE-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2014	2015	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥362,864	¥331,193	¥(31,671)
Mobile voice related services	220,183	214,602	(5,581)
IP / packet communications services	916,087	941,595	25,508
Sale of telecommunications equipment	258,015	240,040	(17,975)
System integration	642,231	764,256	122,025
Other	334,071	390,815	56,744

	2,733,451	2,882,501	149,050

Operating expenses:
Cost of services (excluding items shown separately below)	604,170	593,062	(11,108)
Cost of equipment sold (excluding items shown separately below)	228,130	234,501	6,371
Cost of system integration (excluding items shown separately below)	452,204	558,721	106,517
Depreciation and amortization	448,554	439,064	(9,490)
Impairment loss	67	3,600	3,533
Selling, general and administrative expenses	707,381	678,846	(28,535)

	2,440,506	2,507,794	67,288

Operating income	292,945	374,707	81,762

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,870)	(11,086)	(216)
Interest income	4,608	4,372	(236)
Other, net	(568)	(17,954)	(17,386)

	(6,830)	(24,668)	(17,838)

Income before income taxes and equity in earnings (losses) of affiliated companies	286,115	350,039	63,924

Income tax expense (benefit):
Current	95,559	127,160	31,601
Deferred	4,172	(16,449)	(20,621)

	99,731	110,711	10,980

Income before equity in earnings (losses) of affiliated companies	186,384	239,328	52,944

Equity in earnings (losses) of affiliated companies	3,819	3,201	(618)

Net income	190,203	242,529	52,326

Less – Net income attributable to noncontrolling interests	48,836	58,383	9,547

Net income attributable to NTT	¥141,367	¥184,146	¥42,779

Per share of common stock*:
Weighted average number of shares outstanding (Shares)	2,219,244,336	2,113,548,297
Net income attributable to NTT (Yen)	¥63.70	¥87.13

*	“Per share of common stock” figures for the three months ended September 30, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015.

–  13  –

Consolidated Statements of Comprehensive Income

	Millions of yen
	2014	2015	Increase (Decrease)
Net income	¥190,203	¥242,529	¥52,326
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	5,752	(22,215)	(27,967)
Unrealized gain (loss) on derivative instruments	(2,144)	(1,251)	893
Foreign currency translation adjustments	(4,440)	(3,875)	565
Pension liability adjustments	(107)	600	707
Total other comprehensive income (loss)	(939)	(26,741)	(25,802)
Total comprehensive income (loss)	189,264	215,788	26,524
Less – Comprehensive income attributable to noncontrolling interests	52,266	56,486	4,220

Total comprehensive income (loss) attributable to NTT	¥136,998	¥159,302	¥22,304

–  14  –

(3) Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2014	2015	Increase (Decrease)
Cash flows from operating activities:
Net income	¥386,118	¥497,626	¥111,508
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	911,104	871,639	(39,465)
Impairment loss	210	3,631	3,421
Deferred taxes	14,526	(11,961)	(26,487)
Losses on disposals of property, plant and equipment	41,643	32,595	(9,048)
Equity in (earnings) losses of affiliated companies	(2,458)	(7,512)	(5,054)
(Increase) decrease in notes and accounts receivable, trade	173,326	178,611	5,285
(Increase) decrease in inventories	10,570	(86,458)	(97,028)
(Increase) decrease in other current assets	(130,223)	(77,437)	52,786
Increase (decrease) in accounts payable, trade and accrued payroll	(280,450)	(260,930)	19,520
Increase (decrease) in accrued consumption tax	53,511	(71,141)	(124,652)
Increase (decrease) in advances received	(11,751)	53,104	64,855
Increase (decrease) in accrued taxes on income	(80,963)	85,711	166,674
Increase (decrease) in other current liabilities	12,190	28,703	16,513
Increase (decrease) in liability for employees’ retirement benefits	24,218	30,928	6,710
Increase (decrease) in other long-term liabilities	12,067	3,330	(8,737)
Other	(32,256)	(1,079)	31,177

Net cash provided by operating activities	¥1,101,382	¥1,269,360	¥167,978

–  15  –

	Millions of yen
	2014	2015	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(728,862)	¥(634,850)	¥94,012
Payments for intangibles	(170,172)	(180,705)	(10,533)
Proceeds from sales of property, plant and equipment	16,352	33,159	16,807
Payments for purchases of non-current investments	(7,770)	(26,287)	(18,517)
Proceeds from sales and redemptions of non-current investments	14,877	20,845	5,968
Acquisitions of subsidiaries, net of cash acquired	(21,064)	(109,540)	(88,476)
Payments for purchases of short-term investments	(45,408)	(13,828)	31,580
Proceeds from redemptions of short-term investments	27,089	12,691	(14,398)
Other	(36,191)	(20,959)	15,232

Net cash used in investing activities	(951,149)	(919,474)	31,675

Cash flows from financing activities:
Proceeds from issuance of long-term debt	314,962	297,062	(17,900)
Payments for settlement of long-term debt	(300,456)	(339,832)	(39,376)
Proceeds from issuance of short-term debt	3,215,770	2,943,685	(272,085)
Payments for settlement of short-term debt	(3,214,599)	(2,919,457)	295,142
Dividends paid	(99,904)	(95,274)	4,630
Proceeds from sale of (payments for acquisition of) treasury stock, net	(130)	(85,126)	(84,996)
Acquisitions of shares of subsidiaries from noncontrolling interests	(8,598)	(4,202)	4,396
Other	(44,045)	12,118	56,163

Net cash used in financing activities	(137,000)	(191,026)	(54,026)

Effect of exchange rate changes on cash and cash equivalents	(8,244)	1,382	9,626

Net increase (decrease) in cash and cash equivalents	4,989	160,242	155,253

Cash and cash equivalents at beginning of period	984,463	849,174	(135,289)

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries	—	2,028	2,028

Cash and cash equivalents at end of period	¥989,452	¥1,011,444	¥21,992

Cash paid during the period for:
Interest	¥23,155	¥21,913	¥(1,242)
Income taxes, net	¥320,667	¥119,307	¥(201,360)

–  16  –

(4) Going Concern Assumption

None

(5) Business Segments

SIX-MONTH PERIOD ENDED SEPTEMBER 30

1.	Operating revenues

	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Regional communications business
External customers	¥1,485,935	¥1,441,150	¥(44,785)
Intersegment	228,493	239,420	10,927

Total	1,714,428	1,680,570	(33,858)

Long distance and international communications business
External customers	908,300	1,056,567	148,267
Intersegment	41,685	40,673	(1,012)

Total	949,985	1,097,240	147,255

Mobile communications business
External customers	2,153,457	2,193,723	40,266
Intersegment	19,519	21,305	1,786

Total	2,172,976	2,215,028	42,052

Data communications business
External customers	645,410	700,644	55,234
Intersegment	50,164	45,069	(5,095)

Total	695,574	745,713	50,139

Other business
External customers	180,566	196,874	16,308
Intersegment	411,015	370,886	(40,129)

Total	591,581	567,760	(23,821)

Elimination	(750,876)	(717,353)	33,523

Consolidated total	¥5,373,668	¥5,588,958	¥215,290

2. Segment profit
	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)
Segment profit
Regional communications business	¥78,268	¥154,611	¥76,343
Long distance and international communications business	56,393	47,600	(8,793)
Mobile communications business	397,797	461,166	63,369
Data communications business	27,543	38,185	10,642
Other business	23,055	27,635	4,580

Total segment profit	583,056	729,197	146,141

Elimination	7,868	4,267	(3,601)

Consolidated total	¥590,924	¥733,464	¥142,540

–  17  –

THREE-MONTH PERIOD ENDED SEPTEMBER 30

1.	Operating revenues

	(Millions of yen)
	Three months ended September 30, 2014	Three months ended September 30, 2015	Increase (Decrease)
Regional communications business
External customers	¥750,337	¥723,170	¥(27,167)
Intersegment	116,581	120,897	4,316

Total	866,918	844,067	(22,851)

Long distance and international communications business
External customers	464,318	558,374	94,056
Intersegment	20,791	20,731	(60)

Total	485,109	579,105	93,996

Mobile communications business
External customers	1,087,642	1,127,354	39,712
Intersegment	10,032	10,810	778

Total	1,097,674	1,138,164	40,490

Data communications business
External customers	334,610	361,826	27,216
Intersegment	25,086	23,652	(1,434)

Total	359,696	385,478	25,782

Other business
External customers	96,544	111,777	15,233
Intersegment	209,680	188,819	(20,861)

Total	306,224	300,596	(5,628)

Elimination	(382,170)	(364,909)	17,261

Consolidated total	¥2,733,451	¥2,882,501	¥149,050

2. Segment profit
	(Millions of yen)
	Three months ended September 30, 2014	Three months ended September 30, 2015	Increase (Decrease)
Segment profit
Regional communications business	¥37,561	¥83,480	¥45,919
Long distance and international communications business	29,958	26,380	(3,578)
Mobile communications business	189,189	226,400	37,211
Data communications business	19,361	19,327	(34)
Other business	13,309	17,320	4,011

Total segment profit	289,378	372,907	83,529

Elimination	3,567	1,800	(1,767)

Consolidated total	¥292,945	¥374,707	¥81,762

–  18  –

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 26, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥95,274 million
Cash dividends per share	¥90
Record date	March 31, 2015
Date of payment	June 29, 2015

Cash dividends declared

Resolution	The Board of Directors’ meeting on November 6, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥104,908 million
Cash dividends per share*	¥50
Record date	September 30, 2015
Date of payment	December 7, 2015

*	“Cash dividends per share” figure based on the resolution adopted at the board of directors’ meeting on November 6, 2015 reflects the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

2. Treasury stock

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015. Based on this resolution, NTT repurchased 21,000,000 shares of its common stock for a total purchase price of ¥93,589 million between August 2015 and October 2015, and concluded the repurchase of its common stock authorized by this board of directors’ resolution.

On November 6, 2015, the board of directors resolved that NTT will cancel 177,000,000 shares currently held as treasury stock on November 13, 2015.

(7) Subsequent events

For information on NTT’s repurchase of its common stock and the resolution regarding the cancellation of its treasury stock, see Note 6.

–  19  –

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2015	September 30, 2015
ASSETS
Current assets:
Cash and bank deposits	8,052	166
Accounts receivable, trade	1,503	541
Supplies	189	214
Subsidiary deposits	4	—
Other	396,507	311,801

Total current assets	406,257	312,723

Fixed assets:
Property, plant and equipment	159,131	154,391
Intangible fixed assets	25,840	18,114
Investments and other assets
Investments in subsidiaries and affiliated companies	5,093,735	5,093,013
Long-term loans receivable to subsidiaries	1,303,142	1,370,216
Other	39,267	39,094

Total investments and other assets	6,436,145	6,502,325

Total fixed assets	6,621,117	6,674,831

TOTAL ASSETS	7,027,374	6,987,555

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  20  –

(Reference)

	Millions of yen
	March 31, 2015	September 30, 2015
LIABILITIES
Current liabilities:
Accounts payable, trade	137	34
Current portion of corporate bonds	149,995	70,000
Current portion of long-term borrowings	55,180	54,080
Current portion of long-term borrowings from subsidiaries	240,000	240,000
Short-term borrowings	46,000	1,385
Accrued taxes on income	1,033	5,476
Deposits received from subsidiaries	51,617	59,678
Other	27,648	21,225

Total current liabilities	571,612	451,881

Long-term liabilities:
Corporate bonds	856,341	786,366
Long-term borrowings	1,218,600	1,305,674
Long-term borrowings from subsidiaries	—	50,000
Liability for employees’ retirement benefits	30,634	30,946
Asset retirement obligations	1,385	1,399
Other	3,324	3,255

Total long-term liabilities	2,110,286	2,177,642

TOTAL LIABILITIES	2,681,899	2,629,523

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,831
Earned surplus	1,232,879	1,330,787
Treasury stock	(497,702)	(582,797)

Total shareholders’ equity	4,345,954	4,358,771

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(478)	(739)

Total unrealized gains (losses), translation adjustments, and others	(478)	(739)

TOTAL NET ASSETS	4,345,475	4,358,031

TOTAL LIABILITIES AND NET ASSETS	7,027,374	6,987,555

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  21  –

(Reference)

(2) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2014	2015
Operating revenues	254,245	256,587
Operating expenses	63,941	61,348

Operating income	190,304	195,239

Non-operating revenues:
Interest income	9,716	8,105
Lease and rental income	5,321	5,243
Miscellaneous income	599	824

Total non-operating revenues	15,636	14,173

Non-operating expenses:
Interest expenses	7,263	6,354
Corporate bond interest expenses	7,334	6,573
Miscellaneous expenses	3,430	2,683

Total non-operating expenses	18,028	15,611

Recurring profit	187,913	193,801

Special profits	299,280	—

Income before income taxes	487,193	193,801

Income taxes	11,192	619

Net income	476,000	193,181

(Reference) Major components of operating revenues
Dividends received	188,086	191,745
Revenues from group management	9,252	9,252
Revenues from basic R&D	53,249	50,999

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  22  –

(Reference)

(3) Non-Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2014	2015
Cash flows from operating activities:
Income before income taxes	487,193	193,801
Depreciation and amortization	17,899	15,403
Losses on disposals of property, plant and equipment	94	337
Dividends received	(188,086)	(191,745)
Gains on sales of investments in subsidiaries and affiliated companies	(299,280)	(275)
Increase (decrease) in liability for employees’ retirement benefits	(2,437)	311
(Increase) decrease in accounts receivable	22,353	323
Increase (decrease) in accounts payable and accrued expenses	(2,915)	(2,132)
Increase (decrease) in accrued consumption tax	1,570	(1,438)
(Increase) decrease in other current assets	(13)	(5,108)
Increase (decrease) in deposits received from subsidiaries	(18,724)	8,061
Other	7,934	3,156

Sub-total	25,589	20,695

Interest and dividends received	198,052	199,904
Interest paid	(14,661)	(12,950)
Income taxes received (paid)	(62,810)	38,246

Net cash provided by operating activities	146,170	245,895

Cash flows from investing activities:
Payments for property, plant and equipment	(9,379)	(6,364)
Payments for purchases of investment securities	(1,765)	(813)
Proceeds from sales of investments in subsidiary	299,999	1,761
Payments for long-term loans	—	(143,874)
Proceeds from long-term loans receivable	209,100	157,900
Other	1,197	28

Net cash provided by investing activities	499,152	8,638

Cash flows from financing activities:
Proceeds from issuance of long-term debt	111,000	143,874
Payments for settlement of long-term debt	(229,100)	(157,900)
Net increase (decrease) in short-term borrowings	(184,003)	(44,631)
Payments for settlement of lease obligations	(21)	(21)
Dividends paid	(99,904)	(95,273)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(130)	(85,126)

Net cash used in financing activities	(402,159)	(239,078)

Effect of exchange rate changes on cash and cash equivalents	—	(0)

Net increase (decrease) in cash and cash equivalents	243,163	15,455

Cash and cash equivalents at beginning of period	15,023	9,661

Cash and cash equivalents at end of period	258,186	25,116

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  23  –

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

–  24  –

Attachment

Nippon Telegraph and Telephone Corporation

November 6, 2015

NTT’s Shares and Shareholders (as of September 30, 2015)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	245	76	5,920	1,318	813	724,962	733,338	—
Total Shares (Units)	7,381,455	3,564,180	191,802	263,953	6,182,354	9,280	5,113,440	22,706,464	2,748,070
%	32.51	15.70	0.84	1.16	27.23	0.04	22.52	100.00	—

Notes:
(1)	The total number of units held by “Domestic Individuals, etc.” includes 1,752,275 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 99 shares of treasury stock. 175,227,599 shares of treasury stock are recorded in the shareholders’ register; the actual number of shares of treasury stock as of September 30, 2015 was 175,226,999.
(2)	The total number of units held by “Other Domestic Corporations” includes 295 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center.
(3)	There were 186,358 shareholders who only own shares representing less than one unit as of September 30, 2015.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	561	219	1,333	2,194	62,587	87,820	578,624	733,338	—
%	0.08	0.03	0.18	0.30	8.53	11.98	78.90	100.00	—
Total Shares (Units)	19,137,375	153,390	258,062	142,117	996,259	582,276	1,436,985	22,706,464	2,748,070
%	84.28	0.68	1.14	0.63	4.39	2.56	6.33	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,752,275 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 99 shares of treasury stock.
(2)	“At Least 100 Units” includes 295 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	738,124	32.47
Japan Trustee Services Bank, Ltd. (Trust Account)	81,783	3.60
The Master Trust Bank of Japan, Ltd. (Trust Account)	63,114	2.78
Moxley and Co LLC	30,194	1.33
Japan Trustee Services Bank, Ltd. (Trust Account 9)	23,952	1.05
State Street Bank and Trust Company	22,475	0.99
JP Morgan Chase Bank 385632	20,393	0.90
The Bank of New York Mellon SA/NV 10	19,005	0.84
State Street Bank and Trust Company 505202	17,280	0.76
CBNY-Government of Norway	15,931	0.70

Total	1,032,256	45.41

Note: The Company’s holdings of treasury stock (175,226,999 shares) are not included in the above table.

–  25  –

Financial Results for the Six Months Ended September 30, 2015

November 6, 2015

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

“E” in this material represents that the figure is a plan or projection for operation.

“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

“2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.

Financial Results for the Six Months Ended September 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

FY2015/2Q Highlights

Consolidated Both Operating Revenues and Operating Income increased,

Operating Revenues with Operating Revenues increasing for the sixth

(Billions of yen) consecutive year and reaching record levels

Overseas Sales Total Sales

Expansion of global cloud services

5,589.0 Overseas Sales: +182.0 billion yen increase year-on-year

5,373.7 Overseas Operating Income*1: +5.4 billion yen increase year-on-year

Enhanced Operating Revenues from network services

Expansion of NTT’s user base

• 68.49 million mobile phone subscribers (net increase of 1.90 million subscribers)

• 19.04 million FTTH subscribers (net increase of 0.32 million subscribers) including

747.5 929.5 2.35 million subscribers to the “Hikari Collaboration Model” (includes 0.27 million new

FY2014/2Q FY2015/2Q subscribers and 1.80 million subscribers who switched subscriptions from FLET’S

Hikari to the Hikari Collaboration Model)

Consolidated Growing number of Wi-Fi area owners*2: 248 (+ 93 increase year-

Operating Income on-year)

(Billions of yen) Cost reductions (fixed-line and mobile access): achieved cost

Overseas Total

Operating Income*1 Operating Income reductions of 225.0 billion yen compared to FY2014/2Q

733.5 Promotion of the B2B2X model

590.9

NTT entered into a business alliance with Hitachi Ltd. in the development of urban infrastructure that utilizes ICT

NTT entered into an agreement with the city of Sapporo to cooperate in the use of ICT to address social issues

Shareholder Returns

33.2 38.7 NTT concluded the repurchase of 21 million shares of its treasury

FY2014/2Q FY2015/2Q stock for 93.6 billion yen on October 1

*1 Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets

*2 Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc.

Financial Results for the Six Months Ended September 30, 2015 £2£ Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015/2Q Highlights

Operating Revenues reached record levels, increasing for the sixth consecutive year

Operating Income increased due to cost control measures in the Regional communications and Mobile communications segments Net Income increased due to an increase in Operating Income as well as a reduction in taxes

(Billions of yen)

FY2015/2Q

FY2014/2Q

Change

year-on-year [%]

Operating

Revenues 5,589.0 +215.3 +4.0% 5,373.7

Operating

Expenses 4,855.5 +72.8 +1.5% 4,782.7

Operating

Income 733.5 +142.5 +24.1% 590.9

Net Income * 377.3 +87.0 +30.0% 290.3

* Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Six Months Ended September 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Contributing Factors by Segment

NTT

Operating Revenues
Operating Income
(Billions of yen)
5,373.7 *
+215.3
5,589.0 *
591.6
(23.8)
567.8
695.6
+50.1
745.7
2,173.0
+42.1
2,215.0
950.0
+147.3
1,097.2
1,714.4
(33.9)
1,680.6
590.9 *
733.5 *
23.1
27.5
+142.5
+4.6
+10.6
27.6
38.2
397.8
+63.4
461.2
56.4
(8.8)
47.6
78.3
+76.3
154.6
FY2014 4-9
FY2015 4-9
FY2014 4-9
FY2015 4-9
Other business
Data communications business
Mobile Communications business
Long distance and international communications business
Regional communications business

*Includes adjustments such as elimination

−4−

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Contributing Factors by Segment

: Operating Income reached record levels due to reduced marketing costs, among other factors, despite the continuation of the trend of decreasing

Operating Revenues.

: Operating Revenues increased while Operating Income decreased due to the growth in overseas businesses and anticipatory investments in growing segments.

: Both Operating Revenues and Operating Income increased due to growth in revenues from the Smart Life area and DOCOMO Hikari, and a decrease in depreciation costs from efficient investment strategies and initiatives to improve cost efficiency.

: Both Operating Revenues and Operating Income increased as a result of sales growth.

Operating Revenues Operating Income(Billions of yen)

5,373.7 * +215.3 0 * 733.5 * Other business

591.6(23.8) 567.8 +142.5 27.6 Data

38.2 communications

695.6 +50.1 745.7 590.9 * +4.6 business

+10.6 Mobile

23.1 business Communications

27.5 Long

2,215.0 distance and

2,173.0 +42.1 international

461.2 communications

business

+63.4 Regional

397.8 communications

business

950.0 +147.3 1,097.2

47.6

1,714.4(33.9) 1,680.6 56.4(8.8)

+76.3 154.6

78.3

FY2014 4-9 FY2015 4-9 FY2014 4-9 FY2015 4-9

*Includes adjustments such as elimination

Financial Results for the Six Months Ended September 30, 2015 4 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Contributing Factors by Segment

: Operating Income reached record levels due to reduced marketing costs, among other factors, despite the continuation of the trend of decreasing Operating Revenues.

: Operating Revenues increased while Operating Income decreased due to the growth in overseas businesses and anticipatory investments in growing segments.

: Both Operating Revenues and Operating Income increased due to growth in revenues from the Smart Life area and DOCOMO Hikari, and a decrease in depreciation costs from efficient investment strategies and initiatives to improve cost efficiency.

: Both Operating Revenues and Operating Income increased as a result of sales growth.

Consolidated Results and Forecasts (U.S. GAAP)

Consolidated Forecasts for FY2015

Forecasts for both Operating Revenues and Operating Income have been revised upward due to the growth in overseas businesses, increased revenues from the Smart Life area and domestic SI operations, and effective cost control efforts.

(Billions of yen)

FY2015 Forecasts% Progress

FY2015/2Q Compared to

Change FY2015

from Initial Forecasts

Forecasts

Operating

Revenues 11,400.0 +50.0 5,589.0 49.0%

Operating

Expenses 10,150.0—4,855.5 47.8%

Operating

Income 1,250.0 +50.0 733.5 58.7%

Net Income 655.0 +25.0 377.3 57.6%

EPS 311.00 +13.50

(yen)

* Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Six Months Ended September 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Forecast Summary by Segment

Operating Revenues
Operating Income
(Billions of yen)
Other business
Data communications business
Mobile Communications business
Long distance and international communications business
Regional communications business
11,095.3*
+304.7
11,400.0*
1,272.2
(2.2)
1,270.0
1,511.0
+29.0
1,540.0
4,383.4
+106.6
4,490.0
1,998.6
+281.4
2,280.0
3,505.5
(105.5)
3,400.0
FY2014
FY2015E
1,084.6*
1,250.0*
+165.4
67.5
(17.5)
50.0
86.4
+23.6
110.0
635.8
+69.2
705.0
113.6
(13.6)
100.0
168.9
+81.1
250.0
FY2014
FY2015E

*Includes adjustments such as elimination

−6−

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Forecast Summary by Segment

: The forecast for Operating Income has been revised upward due to the progress in Hikari Collaboration and cost control efforts. The forecast for Operating Revenues remains unchanged.

: The forecast for Operating Revenues has been revised upward based on growth in overseas businesses. The forecast for Operating Income remains unchanged partly due to the impact of anticipatory investments.

: The forecast for Operating Income has been revised upward due to accelerated growth in the Smart Life area and further progress in cost efficiency strategies. The forecast for Operating Revenues has been revised downward due to the re-evaluation of NTT’s device sales plan.

:The forecasts for both Operating Revenues and Operating Income remain unchanged.

Operating Revenues Operating Income(Billions of yen)

11,095.3 * +304.7 11,400.0 * Other business

1,272.2(2.2) 1,270.0 1,250.0 * Data

+165.4 50.0 communications

1,511.0 +29.0 1,540.0 1,084.6 *(17.5) 110.0 business

67.5 +23.6 Communications Mobile

86.4 Long business

distance and

4,383.4 +106.6 4,490.0 communications international

705.0 business

+69.2 Regional

635.8 communications

business

1,998.6 +281.4 2,280.0

(13.6) 100.0

3,505.5(105.5) 3,400.0 113.6

168.9 +81.1 250.0

FY2014 FY2015E FY2014 FY2015E

*Includes adjustments such as elimination

Financial Results for the Six Months Ended September 30, 2015 6 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of subscribers *1*2

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
(Thousands)
22,000
20,000
18,000
16,000
14,000
12,000
0
19,717
1,398
18,319
16,507
19,788
1,333
18,455
16,705
19,892
1,275
18,617
16,910
19,935
1,219
18,716
[270]
17,108
20,113
1,162
18,951
[1,322]
17,243
20,161
1,125
19,036
[2,348]
17,293
20,317
1,001
19,316
[6,250]
17,108
2014.6
2014.9
2014.12
2015.3
2015.6
2015.9
2016.3E

Changes from the preceding quarter

(Thousands)

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

Number of subscribers *1*2 FLET’SFLET’S HikariADSL (including Hikari

(Thousands) Collaboration Model)

22,000 Hikari Denwa

20,000 19,717 19,788 19,892 19,935 20,113 20,161 20,317

1,162 1,125 1,001

1,398 1,333 1,275 1,219 19,316

18,951 19,036 [6,250]

18,000 18,319 18,455 18,617 18,716 [270] [1,322] [2,348]

16,000 17,293 17,108

16,910 17,108 17,243

16,507 16,705

14,000

12,000

2014.6 2014.9 2014.12 2015.3 2015.6 2015.9 2016.3E

Changes from the preceding quarter

(Thousands)

FY2014 FY2015

4-6 7-9 10-12 1-3 4-6 7-9 4-9 FY2014 FY2015E

FLET’S Hikari *1 269 136 162 99 235 85 320 665 600

Number openedof *3 879 683 684 720 810 559 1,369 2,966 2,750 connections

FLET’S ADSL(85)(65)(58)(56)(58)(37)(95)(264)(218)

Hikari Denwa *4 *5 251 199 204 198 135 50 185 852 0

*1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West.

*2 Figures in [ ] represent FTTH access services which NTT East and NTT West provide to service providers.

*3 Number of opened connections excludes openings as a result of relocations.

*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.

*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.

Financial Results for the Six Months Ended September 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

NTT

Number of subscribers *

(Thousands)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
LTE("Xi")
FOMA
63,566
64,295
65,274
66,595
67,532
68,494
70,400
24,043
26,215
28,298
30,744
32,609
34,504
37,800
39,523
38,080
36,976
35,851
34,923
33,989
32,600
2014.6
2014.9
2014.12
2015.3
2015.6
2015.9
2016.3E

Changes from the preceding quarter

(Thousands)

	FY2014				FY2015			FY2014	FY2015E
	4-6	7-9	10-12	1-3	4-6	7-9	4-9		
LTE("Xi")+FOMA	461	729	979	1,322	936	962	1,898	3,490	3,800

—8—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Number of subscribers * LTE(“Xi”)

(Thousands) FOMA 70,400

70,000 66,595 67,532 68,494

63,566 64,295 65,274

60,000

50,000 24,043 26,215 28,298 30,744 32,609 34,504 37,800

40,000

30,000

20,000 39,523 38,080 36,976 35,851 34,923 33,989 32,600

10,000

0

2014.6 2014.9 2014.12 2015.3 2015.6 2015.9 2016.3E

Changes from the preceding quarter

(Thousands)

FY2014 FY2015

4-6 7-9 10-12 1-3 4-6 7-9 4-9 FY2014 FY2015E

LTE(“Xi”)+FOMA 461 729 979 1,322 936 962 1,898 3,490 3,800

* The number of FOMA subscribers includes communications module service subscribers

Financial Results for the Six Months Ended September 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

NTT

(Thousands)
5,000
4,000
3,000
2,000
1,000
0
FLET'S TV*1*2
Hikari TV
4,086
1,209
2,877
2014.6
4,183
1,256
2,927
2014.9
4,275
1,304
2,971
2014.12
4,359
1,345
3,014
2015.3
4,416
1,378
3,038
2015.6
4,442
1,398
3,043
2015.9
4,522
1,372
3,150
2016.3E

–9–

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

(Thousands)

5,000

FLET’S TV *1 *2

Hikari TV

4,275 4,359 4,416 4,442 4,522

4,086 4,183

4,000

1,209 1,256 1,304 1,345 1,378 1,398 1,372

3,000

2,000

2,877

2,927

2,971

3,014

3,038

3,043

3,150

1,000

0

2014.6 2014.9 2014.12 2015.3 2015.6 2015.9 2016.3E

* 1 “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT

Facility Use Services” broadcast service.

* 2 Numbers of subscribers to “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Financial Results for the Six Months Ended September 30, 2015 9 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Financial Information

NTT

Details of Consolidated Statement of Income

Operating Revenues [year-on-year : +215.3]

(Billions of yen)

5,373.7
Voice related services revenues
101.5
Fixed voice : (62.8)
Mobile voice : (38.7)
SI revenues and sales of telecommunications equipment
186.2
Systems Integration : +207.7
Telecommunications equipment : (21.5)
IP/packet communications services revenues
36.9
Other revenues
93.7
5,589.0
FY2014/2Q
FY2015/2Q

Operating Expenses [year-on-year : +72.8]

4,782.7
Depreciation expenses and loss on disposal of assets
52.5
Expenses for purchase of goods and services and other expenses
88.1
Personnel expenses
33.8
Other expenses
3.3
4,855.5
FY2014/2Q
FY2015/2Q

Details of Consolidated Statement of Income

Operating

Revenues [ year-on-year: +215.3](Billions of yen)

Other revenues

SI revenues and sales IP/packet

of telecommunications communications 93.7

equipment services revenues

services Voice related revenues 86.2 36.9

01.5 Systems Integration 5,589.0

: +207.7

Fixed voice : (62.8) Telecommunications

5,373.7 Mobile voice : (38.7) equipment : (21.5)

FY2014/2Q FY2015/2Q

Operating

Expenses [year-on-year+72.8]

Depreciation Expenses for purchase Personnel expenses Other expenses expenses and loss on of goods and services 3.3

disposal and other expenses 33.8

of assets 4,855.5

52.5 88.1

4,782.7

FY2014/2Q FY2015/2Q

Financial Results for the Six Months Ended September 30, 2015 10 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

NTT

(Billions of yen)

March 31, 2015

20,702.4

Assets	Liabilities / Equity
Assets 20,702.4	**Liabilities** 9,624.3
Cash and Cash Equivalents (current assets) 849.2	Accounts Payable, Trade 1,579.6
Depreciable Assets (property, plant and equipment) 8,097.7	Interest-Bearing Debt 4,406.7
Goodwill (investments and other assets) 1,186.2	Other 28.3
	Equity 11,049.8
	Retained Earnings 5,126.7
	Treasury Stock (497.7)

September 30, 2015

20,723.6

Assets	Liabilities / Equity
Assets 20,723.6 [+21.1]	**Liabilities** 9,431.5 [(192.8)]
Cash and Cash Equivalents (current assets) 1,011.4 [+162.3]	Accounts Payable, Trade 1,148.9 [(430.7)]
Depreciable Assets (property, plant and equipment) 7,913.7 [(184.0)]	Interest-Bearing Debt 4,520.4 [+113.7]
Goodwill (investments and other assets) 1,260.4 [+74.3]	Other 48.0[+19.8]
	Equity 11,244.0 [+194.2]
	Retained Earnings 5,409.4 [+282.8]
	Treasury Stock (582.8) [(85.1)]

Details of Consolidated Balance Sheet

March 31, 2015

20,702.4

Assets

20,702.4

Cash and Cash Equivalents (current assets) 849.2

Depreciable Assets

(property, plant and equipment)

8,097.7

Goodwill (investments and other assets) 1,186.2

Liabilities

9,624.3

Accounts Payable, Trade 1,579.6

Interest-Bearing Debt 4,406.7

Other

28.3

Equity

11,049.8

Retained Earnings 5,126.7

Treasury Stock (497.7)

September 30, 2015

(Billions of yen)

20,723.6

Assets

20,723.6

[+21.1]

Cash and Cash

Equivalents

(current assets)

1,011.4

[+162.3]

Depreciable Assets (property, plant and equipment)

7,913.7

[(184.0)]

Goodwill (investments and other assets) 1,260.4

[+74.3]

Liabilities

9,431.5

[(192.8)]

Accounts Payable, Trade 1,148.9

[(430.7)]

Interest-Bearing Debt

4,520.4

[+113.7]

Other

48.0[+19.8]

11,244.0

[+194.2]

Retained Earnings 5,409.4

[+282.8]

Treasury Stock

(582.8)

[(85.1)]

Financial Results for the Six Months Ended September 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
(Billions of yen)
2,000
1,000
0
(1,000)
(2,000)
+168.0
1,101.4
1,269.4
+31.7
(951.1)
(919.5)
150.2
349.9
+199.7
(54.0)
(137.0)
(191.0)
FY2014
FY2015
Increase/Decrease from the same period of the previous fiscal year

—12—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from

operating activities investing activities(A) + (B) financing activities

(A)(B)

Billions of yen

2,000

+168.0 FY2014

1,269.4 FY2015

1,101.4

1,000

349.9

+31.7 150.2

0

+199.7(137.0)(191.0)

(1,000)(951.1)(919.5)

(2,000)

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Six Months Ended September 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Capital Investment

(Billions of yen)
1,795.7
[1,892.8]
788.2
[824.6]
31.6
72.2
62.9
158.4
161.3
301.8
1,702.9
[1,817.5]
726.4
[753.5]
58.1
58.1
49.0
140.0
128.7
292.5
1,630.0
[1,730.0]
622.2
[645.6]
65.4
58.2
55.0
121.4
102.7
219.5
(30.0)
1,660.0
[1,760.0]
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2013/2Q
FY2013
FY2014/2Q
FY2014
FY2015/2Q
FY2015E
FY2015E (Initial Forecast)

—13—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Capital Investment

1,795.7

(Billions of yen) [1,892.8] 1,702.9

[1,817.5] 1,660.0

788.2 1,630.0 30.0 [1,760.0]

[824.6] 726.4 [1,730.0]

31.6 [753.5]

72.2 58.1 622.2

62.9 58.1 [645.6]

Other

NTT DATA 49.0 65.4

NTT (Consolidated) 158.4 58.2

NTT Communications West 140.0 55.0

NTT East

NTT DOCOMO 161.3 121.4

(Consolidated) 128.7

102.7

301.8 292.5

219.5

FY2013/2Q FY2014/2Q FY2015/2Q FY2015E

FY2013 FY2014 FY2015E Initial Forecast

* Figures in [ ] include investments related to real estate and solar power generation operations.

Financial Results for the Six Months Ended September 30, 2015 13 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

NTT

Toward Efficient and Sustainable Operations

Optimize Domestic Network Businesses

- **Streamlining Capital Investment**
  At least 200 billion yen by FY2017
  (Domestic network business, compared to FY2014)

- **Cost reductions**
  At least 600 billion yen by FY2017
  (in fixed-line/mobile networks, compared to FY2014)

New Technologies
(SDN/NFV*, AI, etc.)

- **Commoditization and integration of hardware**
- **Remote control**

Effective Usage of Assets/facilities

- Improve effective usage of network infrastructure
- Cross-utilization of services and functions
- Improvement of ROA through streamlining and reallocating facilities
- Shift to integrated platform and streamlining of IT systems

Optimization of Specifications for Hardware and Software

BPR

Toward Efficient and Sustainable Operations

Effective Usage of

Optimize Domestic Assets/facilities

Network Businesses Improve effective usage of network

infrastructure

Cross-utilization of services and functions

Improvement of ROA through streamlining and

reallocating facilities

Streamlining Capital

Investment New of Shift IT systems to integrated platform and streamlining

At least 200 billion yen Technologies

by FY2017(SDN/NFV*, AI, etc.) Optimization of Specifications

(Domestic network business, for Hardware and Software

compared to FY2014)

Improve efficiency of procurement and

development through simplified specification

Cost reductions Improve efficiency of installation and operation

At least 600 billion yen ?Commoditization

by FY2017 and integration of BPR

(in fixed-line/mobile networks, hardware

compared to FY2014) ?Remote control Train engineers to handle various technologies onsite

Optimize service quality level

* SDN Software Defined Networking, a network in which functions and configurations can be defined and controlled using software.

NFV Network Functions Virtualization, the virtualization of network functions using software.

Financial Results for the Six Months Ended September 30, 2015 14 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Share buybacks

(billions of yen)

94.4
200.0
381.7
150.0
406.5
338.1
93.6
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015E

Dividends per Share

Payout ratio

(yen)

45
55
60
60
70
80
85
90
100
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
32.2%
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015E

—15—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Share buybacks (billions of yen)

406.5

381.7

200.0 338.1

150.0

94.4 93.6

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015E

Dividends per Share • Payout ratio Note: Dividend amounts have been retroactively adjusted to reflect the two-for-one stock split of(yen)

NTT’s common stock carried out on July 1, 2015.

100

85 90

55 60 60 70 80

• •

45 38.2% • • 38.0%

• • 37.2% •

27.5% 32.3% 31.2% 33.4% 32.2%

19.5%

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015E

Financial Results for the Six Months Ended September 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

November 6, 2015

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2015

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2015 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2016

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	September 30, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	434,518	411,361	(23,156)
Antenna facilities	3,948	3,838	(109)
Terminal equipment	37,569	34,416	(3,153)
Local line facilities	854,162	833,445	(20,716)
Long-distance line facilities	3,683	3,455	(227)
Engineering facilities	602,828	594,482	(8,345)
Submarine line facilities	1,119	992	(127)
Buildings	423,373	415,812	(7,560)
Construction in progress	27,975	18,248	(9,726)
Other	257,129	252,106	(5,023)
Total property, plant and equipment	2,646,308	2,568,159	(78,148)
Intangible fixed assets	84,496	79,356	(5,140)
Total fixed assets - telecommunications businesses	2,730,805	2,647,515	(83,289)
Investments and other assets
Other investments and assets	198,579	197,326	(1,252)
Allowance for doubtful accounts	(956)	(920)	36
Total investments and other assets	197,623	196,406	(1,216)
Total fixed assets	2,928,428	2,843,922	(84,505)

Current assets:
Cash and bank deposits	21,980	2,170	(19,810)
Notes receivable	15	2	(12)
Accounts receivable, trade	236,984	211,864	(25,120)
Supplies	33,633	30,044	(3,588)
Other current assets	260,213	350,790	90,576
Allowance for doubtful accounts	(544)	(418)	125
Total current assets	552,283	594,454	42,170

TOTAL ASSETS	3,480,711	3,438,376	(42,335)

	(Millions of yen)
	March 31, 2015	September 30, 2015		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	430,955		428,395	(2,560)
Liability for employees’ retirement benefits	232,618		238,441	5,822
Reserve for point services	9,724		12,350	2,626
Reserve for unused telephone cards	9,686		9,221	(465)
Allowance for environmental measures	7,748		7,748	—
Asset retirement obligations	1,119		1,137	18
Other long-term liabilities	9,477		17,001	7,523
Total long-term liabilities	701,330		714,296	12,965
Current liabilities:
Current portion of long-term borrowings from parent company	66,220		65,360	(860)
Accounts payable, trade	85,478		38,461	(47,017)
Accrued taxes on income	10,713	*	11,296	582
Allowance for environmental measures	3,147		3,147	—
Other current liabilities	403,883		351,173	(52,710)
Total current liabilities	569,443		469,437	(100,005)

TOTAL LIABILITIES	1,270,773		1,183,734	(87,039)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	371,905		416,522	44,616
Total shareholders’ equity	2,206,632		2,251,249	44,616
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	3,305		3,393	87
Total unrealized gains (losses), translation adjustments, and others	3,305		3,393	87

TOTAL NET ASSETS	2,209,938		2,254,642	44,704

TOTAL LIABILITIES AND NET ASSETS	3,480,711		3,438,376	(42,335)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014		Six months ended September 30, 2015		Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues		811,673		800,323	(11,349)	1,625,057
Operating expenses		759,372		707,797	(51,575)	1,533,165
Operating income from telecommunications businesses		52,300		92,525	40,225	91,891

Supplementary businesses:
Operating revenues		59,534		59,191	(343)	140,365
Operating expenses		52,497		49,739	(2,758)	122,414
Operating income from supplementary businesses		7,036		9,451	2,414	17,950
Operating income		59,337		101,977	42,640	109,841

Non-operating revenues:
Interest income		29		51	21	77
Dividends received		6,360		3,086	(3,273)	6,400
Gains on sales of fixed assets		8,336		7,437	(899)	9,565
Miscellaneous income		6,159		1,520	(4,638)	7,660
Total non-operating revenues		20,885		12,095	(8,789)	23,704

Non-operating expenses:
Interest expenses		3,134		2,500	(633)	5,852
Miscellaneous expenses		2,184		381	(1,803)	5,651
Total non-operating expenses		5,319		2,882	(2,436)	11,504
Recurring profit		74,903		111,190	36,287	122,041
Special losses		7,930		3,758	(4,171)	7,930
Income before income taxes		66,973		107,432	40,458	114,111
Income taxes	*	20,091	*	29,315	9,224	44,539
Net income		46,882		78,116	31,234	69,571

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Voice transmission services revenues (excluding IP services revenues)	239,814	218,262	(21,552)	(9.0)	468,529
Monthly charge revenues*	176,310	163,065	(13,245)	(7.5)	346,421
Call rates revenues*	18,521	15,733	(2,787)	(15.1)	35,542
Interconnection call revenues*	28,294	26,333	(1,960)	(6.9)	55,061
IP services revenues	418,179	431,474	13,295	3.2	844,470
Leased circuit services revenues (excluding IP services revenues)	57,053	55,156	(1,897)	(3.3)	111,986
Telegram services revenues	6,789	6,297	(491)	(7.2)	14,063
Other telecommunications services revenues	89,836	89,131	(704)	(0.8)	186,007

Telecommunications total revenues	811,673	800,323	(11,349)	(1.4)	1,625,057

Supplementary business total revenues	59,534	59,191	(343)	(0.6)	140,365

Total operating revenues	871,207	859,514	(11,693)	(1.3)	1,765,422

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)	Year ended March 31, 2015
Cash flows from operating activities:
Income before income taxes	66,973	107,432	40,458	114,111
Depreciation and amortization	184,268	173,953	(10,314)	362,499
Loss on disposal of property, plant and equipment	6,472	6,091	(381)	19,276
Increase (decrease) in liability for employees’ retirement benefits	2,427	5,822	3,395	1,290
(Increase) decrease in accounts receivable	6,837	17,242	10,405	(2,387)
(Increase) decrease in inventories	(2,957)	1,459	4,416	(2,715)
Increase (decrease) in accounts payable and accrued expenses	(88,185)	(61,571)	26,614	(58,409)
Increase (decrease) in accrued consumption tax	7,426	(4,461)	(11,888)	12,053
Other	36,128	(14,397)	(50,525)	87,582

Sub-total	219,392	231,571	12,179	533,301
Interest and dividends received	6,389	3,137	(3,252)	6,477
Interest paid	(3,344)	(2,509)	835	(6,154)
Income taxes received (paid)	(20,041)	(30,545)	(10,504)	(24,302)

Net cash provided by (used in) operating activities	202,395	201,653	(742)	509,321
Cash flows from investing activities:
Payments for property, plant and equipment	(155,401)	(146,347)	9,053	(293,760)
Proceeds from sale of property, plant and equipment	9,940	8,147	(1,793)	11,861
Payments for purchase of investment securities	(50)	(250)	(200)	(248)
Proceeds from sale of investment securities	186	215	28	389
Other	(72)	292	364	398

Net cash provided by (used in) investing activities	(145,395)	(137,941)	7,454	(281,359)
Cash flows from financing activities:
Payments for settlement of long-term debt	(123,710)	(3,420)	120,290	(179,020)
Payments for settlement of lease obligations	(284)	(245)	39	(555)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(157,494)	(37,165)	120,329	(213,075)
Net increase (decrease) in cash and cash equivalents	(100,494)	26,547	127,041	14,887
Cash and cash equivalents at beginning of period	123,785	138,672	14,887	123,785

Cash and cash equivalents at end of period	23,291	165,219	141,928	138,672

5. Revised Forecasts for the Fiscal Year Ending March 31, 2016

Based on its recent business performance, NTT East has revised its financial results forecasts that were announced in the financial results release filed on May 15, 2015 for the fiscal year ending March 31, 2016, as follows.

	(Billions of yen)
	Year Ending March 31, 2016 (Forecasts Previously Announced on May 15, 2015)	Year Ending March 31, 2016 (Revised Forecasts)	Change
Operating Revenues	1,726.0	1,721.0	(5.0)
Operating Income	120.0	155.0	35.0
Recurring Profit	120.0	162.0	42.0
Net Income	80.0	106.0	26.0

Note:	The financial results forecasts and projected figures concerning the future performance of NTT East contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East and its parent NTT in light of information currently available to them regarding NTT, NTT East and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT East and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 6, 2015

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2015

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2015 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2016

For inquiries, please contact:

Junichiro Maekawa or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	September 30, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	407,805	390,280	(17,524)
Antenna facilities	6,061	5,875	(185)
Terminal equipment	17,786	17,575	(210)
Local line facilities	981,834	975,154	(6,679)
Long-distance line facilities	2,201	2,138	(63)
Engineering facilities	541,617	534,232	(7,385)
Submarine line facilities	4,094	3,853	(241)
Buildings	344,165	333,155	(11,009)
Construction in progress	25,780	26,236	456
Other	219,817	217,373	(2,443)
Total property, plant and equipment	2,551,165	2,505,877	(45,288)
Intangible fixed assets	68,950	64,686	(4,264)
Total fixed assets - telecommunications businesses	2,620,116	2,570,563	(49,552)
Investments and other assets
Other investments and assets	149,863	147,805	(2,058)
Allowance for doubtful accounts	(652)	(638)	14
Total investments and other assets	149,211	147,167	(2,043)
Total fixed assets	2,769,327	2,717,730	(51,596)

Current assets:
Cash and bank deposits	26,533	16,845	(9,687)
Notes receivable	6	55	48
Accounts receivable, trade	198,729	175,478	(23,251)
Supplies	33,580	33,749	169
Other current assets	185,077	145,472	(39,604)
Allowance for doubtful accounts	(597)	(515)	82
Total current assets	443,329	371,086	(72,243)

TOTAL ASSETS	3,212,656	3,088,816	(123,839)

	(Millions of yen)
	March 31, 2015	September 30, 2015		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	778,827		706,267	(72,560)
Liability for employees’ retirement benefits	229,952		235,505	5,552
Reserve for point services	7,571		6,268	(1,303)
Reserve for unused telephone cards	9,160		8,720	(440)
Allowance for environmental measures	10,794		10,794	—
Asset retirement obligations	345		348	2
Other long-term liabilities	6,392		6,157	(234)
Total long-term liabilities	1,043,045		974,061	(68,983)
Current liabilities:
Current portion of long-term borrowings from parent company	175,600		145,360	(30,240)
Accounts payable, trade	74,063		39,462	(34,600)
Short-term borrowings	75,000		118,973	43,973
Accrued taxes on income	1,082	*	3,258	2,175
Allowance for environmental measures	3,356		1,439	(1,916)
Other current liabilities	341,782		296,426	(45,355)
Total current liabilities	670,885		604,921	(65,963)

TOTAL LIABILITIES	1,713,930		1,578,983	(134,947)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	15,934		27,250	11,316
Total shareholders’ equity	1,497,988		1,509,304	11,316
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	738		528	(209)
Total unrealized gains (losses), translation adjustments, and others	738		528	(209)

TOTAL NET ASSETS	1,498,726		1,509,833	11,107

TOTAL LIABILITIES AND NET ASSETS	3,212,656		3,088,816	(123,839)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014		Six months ended September 30, 2015		Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues		709,485		688,635	(20,850)	1,415,321
Operating expenses		699,884		658,456	(41,427)	1,392,847
Operating income from telecommunications businesses		9,601		30,178	20,577	22,473

Supplementary businesses:
Operating revenues		66,974		66,043	(931)	158,892
Operating expenses		59,545		58,702	(843)	145,692
Operating income from supplementary businesses		7,429		7,340	(88)	13,200
Operating income		17,030		37,519	20,489	35,674

Non-operating revenues:
Interest income		2		2	(0)	5
Dividends received		1,339		1,551	212	1,355
Gains on sales of fixed assets		797		876	79	2,531
Miscellaneous income		995		1,019	24	2,123
Total non-operating revenues		3,134		3,450	315	6,015

Non-operating expenses:
Interest expenses		6,025		5,069	(955)	11,461
Miscellaneous expenses		172		1,554	1,382	1,390
Total non-operating expenses		6,197		6,624	427	12,851
Recurring profit		13,967		34,344	20,377	28,838
Special losses		7,972		—	(7,972)	7,972
Income before income taxes		5,994		34,344	28,350	20,865
Income taxes	*	(386)	*	8,027	8,414	6,943
Net income		6,381		26,317	19,936	13,921

Note:	* NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Voice transmission services revenues (excluding IP services revenues)	242,107	218,937	(23,170)	(9.6)	472,572
Monthly charge revenues*	177,261	162,446	(14,814)	(8.4)	347,759
Call rates revenues*	17,302	14,723	(2,578)	(14.9)	33,194
Interconnection call revenues*	31,626	28,841	(2,785)	(8.8)	61,333
IP services revenues	340,448	350,749	10,301	3.0	686,194
Leased circuit services revenues (excluding IP services revenues)	52,170	48,474	(3,695)	(7.1)	103,035
Telegram services revenues	7,500	6,938	(561)	(7.5)	15,455
Other telecommunications services revenues	67,259	63,534	(3,725)	(5.5)	138,062

Telecommunications total revenues	709,485	688,635	(20,850)	(2.9)	1,415,321

Supplementary business total revenues	66,974	66,043	(931)	(1.4)	158,892

Total operating revenues	776,460	754,678	(21,781)	(2.8)	1,574,213

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)	Year ended March 31, 2015
Cash flows from operating activities:
Income before income taxes	5,994	34,344	28,350	20,865
Depreciation and amortization	165,553	159,788	(5,765)	327,648
Loss on disposal of property, plant and equipment	8,607	7,875	(731)	20,091
Increase (decrease) in liability for employees’ retirement benefits	2,907	5,552	2,644	1,615
(Increase) decrease in accounts receivable	26,391	27,395	1,004	1,859
(Increase) decrease in inventories	587	(1,781)	(2,369)	(1,722)
Increase (decrease) in accounts payable and accrued expenses	(33,068)	(45,213)	(12,145)	(5,271)
Increase (decrease) in accrued consumption tax	5,337	(4,836)	(10,173)	9,098
Other	(1,763)	(30,172)	(28,408)	43,010

Sub-total	180,547	152,953	(27,594)	417,194
Interest and dividends received	1,342	1,554	212	1,362
Interest paid	(6,068)	(5,124)	944	(11,549)
Income taxes received (paid)	(3,502)	(5,227)	(1,725)	(3,745)

Net cash provided by (used in) operating activities	172,319	144,155	(28,163)	403,260
Cash flows from investing activities:
Payments for property, plant and equipment	(153,314)	(145,063)	8,250	(303,015)
Proceeds from sale of property, plant and equipment	2,649	1,061	(1,587)	5,483
Payments for purchase of investment securities	—	(250)	(250)	(198)
Proceeds from sale of investment securities	21	168	147	21
Other	113	191	78	335

Net cash provided by (used in) investing activities	(150,530)	(143,891)	6,638	(297,372)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	70,000
Payments for settlement of long-term debt	(83,710)	(102,800)	(19,090)	(157,370)
Net increase (decrease) in short-term borrowings	20,994	43,970	22,976	2,990
Payments for settlement of lease obligations	(322)	(123)	198	(493)
Dividends paid	(19,000)	(15,000)	3,999	(19,000)

Net cash provided by (used in) financing activities	(82,038)	(73,953)	8,084	(103,873)
Net increase (decrease) in cash and cash equivalents	(60,249)	(73,690)	(13,440)	2,015
Cash and cash equivalents at beginning of period	88,520	90,535	2,015	88,520

Cash and cash equivalents at end of period	28,270	16,845	(11,425)	90,535

5. Revised Forecasts for the Fiscal Year Ending March 31, 2016

Based on its recent business performance, NTT West has revised its financial results forecasts that were announced in the financial results release filed on May 15, 2015 for the fiscal year ending March 31, 2016, as follows.

	(Billions of yen)
	Year Ending March 31, 2016 (Forecasts Previously Announced on May 15, 2015)	Year Ending March 31, 2016 (Revised Forecasts)	Change
Operating Revenues	1,517.0	1,527.0	10.0
Operating Income	45.0	64.0	19.0
Recurring Profit	38.0	57.0	19.0
Net Income	29.0	43.0	14.0

Note :	The financial results forecasts and projected figures concerning the future performance of NTT West contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West and its parent NTT in light of information currently available to them regarding NTT, NTT West and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT West and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 6, 2015

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2015

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2015. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

V.	Non-Consolidated Comparative Statements of Cash Flows

VI.	Revised Forecasts for the Fiscal Year Ending March 31, 2016

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 196 countries/regions, and 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	603,779	639,398	35,619	5.9
Operating expenses	545,979	582,568	36,589	6.7
Operating income	57,800	56,830	(970)	(1.7)

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	September 30, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,814	134,300	(5,513)
Antenna facilities	1,565	1,520	(44)
Terminal equipment	892	1,138	246
Local line facilities	730	712	(17)
Long-distance line facilities	6,089	5,705	(384)
Engineering facilities	52,008	51,709	(298)
Submarine line facilities	13,354	11,969	(1,385)
Buildings	181,117	175,926	(5,190)
Construction in progress	29,415	40,801	11,385
Other	92,215	89,928	(2,286)
Total property, plant and equipment	517,203	513,715	(3,488)
Intangible fixed assets	92,130	97,330	5,200
Total fixed assets - telecommunications businesses	609,333	611,045	1,711
Investments and other assets
Investment securities	191,569	144,341	(47,228)
Investments in subsidiaries and affiliated companies	290,139	383,383	93,243
Other investments and assets	43,877	50,912	7,035
Allowance for doubtful accounts	(190)	(204)	(13)
Total investments and other assets	525,395	578,432	53,036
Total fixed assets	1,134,729	1,189,478	54,748

Current assets:
Cash and bank deposits	8,244	10,876	2,632
Notes receivable	22	73	51
Accounts receivable, trade	174,341	151,282	(23,058)
Supplies	9,185	9,855	670
Other current assets	103,593	115,700	12,106
Allowance for doubtful accounts	(1,151)	(1,055)	96
Total current assets	294,234	286,732	(7,501)

TOTAL ASSETS	1,428,963	1,476,210	47,246

	(Millions of yen)
	March 31, 2015	September 30, 2015		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	93,360		241,552	148,192
Liability for employees’ retirement benefits	85,581		87,544	1,963
Reserve for point services	857		675	(181)
Reserve for unused telephone cards	4,053		3,858	(194)
Asset retirement obligations	1,555		1,568	13
Other long-term liabilities	21,751		10,753	(10,998)
Total long-term liabilities	207,159		345,953	138,794

Current liabilities:
Current portion of long-term borrowings from parent company	53,360		3,360	(50,000)
Accounts payable, trade	29,085		22,824	(6,260)
Short-term borrowings	11,254		35,213	23,958
Accrued taxes on income	3,358	*	5,735	2,376
Allowance for losses on construction	770		88	(681)
Asset retirement obligations	45		—	(45)
Other current liabilities	194,045		164,630	(29,415)
Total current liabilities	291,920		231,852	(60,068)

TOTAL LIABILITIES	499,079		577,806	78,726

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	488,190		488,742	552
Total shareholders’ equity	831,569		832,121	552
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	98,314		66,278	(32,036)
Deferred gains or losses on hedges	—		4	4
Total unrealized gains (losses), translation adjustments, and others	98,314		66,282	(32,032)

TOTAL NET ASSETS	929,884		898,404	(31,479)

TOTAL LIABILITIES AND NET ASSETS	1,428,963		1,476,210	47,246

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014		Six months ended September 30, 2015		Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues		352,068		341,303	(10,765)	699,158
Operating expenses		309,121		306,623	(2,497)	617,194
Operating income from telecommunications businesses		42,947		34,679	(8,267)	81,964

Supplementary businesses:
Operating revenues		87,164		100,644	13,479	210,807
Operating expenses		82,344		95,321	12,976	199,636
Operating income from supplementary businesses		4,820		5,322	502	11,170
Operating income		47,767		40,002	(7,765)	93,135

Non-operating revenues:
Interest income		110		123	12	222
Dividends received		11,864		9,343	(2,521)	16,972
Lease and rental income		6,015		5,827	(187)	11,989
Miscellaneous income		233		636	403	994
Total non-operating revenues		18,224		15,930	(2,293)	30,178

Non-operating expenses:
Interest expenses		814		902	88	1,591
Lease and rental expenses		2,991		2,756	(234)	5,933
Miscellaneous expenses		156		444	288	895
Total non-operating expenses		3,962		4,104	142	8,420
Recurring profit		62,029		51,828	(10,201)	114,893

Special losses		—		—	—	7,853
Income before income taxes		62,029		51,828	(10,201)	107,040
Income taxes	*	21,286	*	15,274	(6,012)	29,741
Net income		40,742		36,553	(4,188)	77,299

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Cloud Computing Platforms	29,997	33,803	3,806	12.7	64,986
Data Networks	186,265	182,796	(3,469)	(1.9)	370,831
Voice Communications	137,309	128,908	(8,400)	(6.1)	269,916
Applications & Content	19,032	19,440	408	2.1	38,476
Solution Services	58,888	69,279	10,390	17.6	149,832
Others	7,740	7,718	(21)	(0.3)	15,922

Total operating revenues	439,233	441,947	2,714	0.6	909,966

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Increase (Decrease)	Year ended March 31, 2015
Cash flows from operating activities:
Income before income taxes	62,029	51,828	(10,201)	107,040
Depreciation and amortization	52,462	53,055	593	104,488
Loss on disposal of property, plant and equipment	726	573	(153)	2,770
Gains on sales of fixed assets	(13)	(0)	13	(48)
Increase (decrease) in allowance for doubtful accounts	(163)	(82)	81	(458)
Increase (decrease) in liability for employees’ retirement benefits	(1,204)	1,963	3,167	(1,251)
Write-off of investments in affiliated companies	—	—	—	7,853
(Increase) decrease in accounts receivable	24,477	29,300	4,823	(10,770)
(Increase) decrease in inventories	(2,594)	(4,944)	(2,350)	(1,260)
Increase (decrease) in accounts payable and accrued expenses	(33,346)	(20,666)	12,679	2,616
Increase (decrease) in accrued consumption tax	2,473	(3,843)	(6,317)	4,014
Other	(17,206)	(22,332)	(5,125)	(14,309)

Sub-total	87,639	84,851	(2,788)	200,685
Interest and dividends received	11,978	9,464	(2,513)	17,195
Interest paid	(818)	(852)	(33)	(1,592)
Income taxes received (paid)	(37,683)	(18,117)	19,566	(46,096)

Net cash provided by (used in) operating activities	61,115	75,346	14,230	170,191
Cash flows from investing activities:
Payments for property, plant and equipment	(53,280)	(62,888)	(9,607)	(119,652)
Proceeds from sale of property, plant and equipment	48	14	(33)	118
Payments for purchase of investment securities	(8,310)	(93,800)	(85,490)	(22,668)
Proceeds from sale of investment securities	532	116	(415)	532
Other	884	(863)	(1,747)	(26)

Net cash provided by (used in) investing activities	(60,125)	(157,420)	(97,294)	(141,697)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	149,857	149,857	—
Payments for settlement of long-term debt	(1,680)	(51,680)	(50,000)	(3,360)
Net increase (decrease) in short-term borrowings	20,814	23,958	3,143	2,518
Payments for settlement of lease obligations	(1,839)	(1,719)	120	(4,070)
Dividends paid	(37,500)	(36,001)	1,499	(37,500)

Net cash provided by (used in) financing activities	(20,205)	84,415	104,620	(42,413)
Effect of exchange rate changes on cash and cash equivalents	1,564	166	(1,397)	3,389
Net increase (decrease) in cash and cash equivalents	(17,651)	2,507	20,159	(10,530)
Cash and cash equivalents at beginning of period	54,573	44,042	(10,530)	54,573

Cash and cash equivalents at end of period	36,921	46,550	9,629	44,042

VI. Revised Forecasts for the Fiscal Year Ending March 31, 2016

Based on the 2Q Financial Results, where revenues from the solutions business continued to increase, NTT Com has revised its forecasts for the fiscal year ending March 31, 2016, which the Company announced on May 15, 2015.

(Billions of yen)
	Year Ending March 31, 2016 (Forecasts)	Year Ending March 31, 2016 (Revised Forecasts)	Change
Operating Revenues	1300.0 (900.0)	1320.0 (910.0)	+ 20.0 (+ 10.0)
Operating Income	110.0 (82.0)	110.0 (82.0)	—
Recurring Profit	— (99.0)	— (99.0)	—
Net Income	— (66.0)	— (66.0)	—

*	The top line figures in each cell are for NTT Communications Group. The figures in parentheses are for NTT Communications only.

*	Forward-looking statements and projected figures concerning the future performance of NTT Com, NTT and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT Com in light of information currently available to it regarding NTT Com, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT Com, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 6, 2015

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2015

Contents

pages
1. Financial Results Summary (Consolidated)	1

2. Financial Results (Business Segments)	2

3. Financial Results (Holding Company and Subsidiaries)	3-5

4. Operating Data	6-8

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Financial Results Summary (Consolidated)

	(Billions of yen)
	A Six Months Ended September 30, 2014	B Six Months Ended September 30, 2015			C Year Ending March 31, 2016 (Revised Forecast)	[Ref.] Year Ending March 31, 2016 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
Consolidated (US GAAP)
Operating Revenues	5,373.7	5,589.0	215.3	49.0%	11,400.0	11,350.0
Fixed Voice Related Services	730.4	667.6	(62.8)	—	—	—
Mobile Voice Related Services	446.5	407.7	(38.7)	—	—	—
IP/Packet Communications Services	1,838.4	1,875.3	36.9	—	—	—
Sales of Telecommunications Equipment	485.3	463.8	(21.5)	—	—	—
System Integration	1,229.6	1,437.3	207.7	—	—	—
Other	643.5	737.3	93.7	—	—	—
Operating Expenses	4,782.7	4,855.5	72.8	47.8%	10,150.0	10,150.0
Cost of Services (excluding items shown separately below)	1,163.6	1,149.1	(14.5)	—	—	—
Cost of Equipment Sold (excluding items shown separately below)	426.7	431.1	4.4	—	—	—
Cost of System Integration (excluding items shown separately below)	865.3	1,034.5	169.1	—	—	—
Depreciation and Amortization	911.1	871.6	(39.5)	—	—	—
Impairment Loss	0.2	3.6	3.4	—	—	—
Selling, General and Administrative Expenses	1,415.8	1,365.5	(50.3)	—	—	—
Goodwill and Other Intangible Assets Impairment	—	—	—	—	—	—
Operating Income	590.9	733.5	142.5	58.7%	1,250.0	1,200.0
Income Before Income Taxes	592.2	717.4	125.3	58.8%	1,220.0	1,180.0
Net Income Attributable to NTT	290.3	377.3	87.0	57.6%	655.0	630.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,113.1	1,146.9	33.8	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,571.2	2,659.4	88.1	—	—	—
Loss on Disposal of Property, Plant and Equipment	74.3	61.2	(13.0)	—	—	—
Other Expenses	112.8	112.7	(0.1)	—	—	—
Total	3,871.4	3,980.2	108.8	—	—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA (a+b)	1,543.7	1,637.7	94.0	52.8%	3,104.0	3,068.0
a Operating Income	590.9	733.5	142.5	58.7%	1,250.0	1,200.0
b Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	952.7	904.2	(48.5)	48.8%	1,854.0	1,868.0
EBITDA Margin [(c/d)X100]	28.7%	29.3%	0.6%	—	27.2%	27.0%
c EBITDA (a+b)	1,543.7	1,637.7	94.0	52.8%	3,104.0	3,068.0
d Operating Revenues	5,373.7	5,589.0	215.3	49.0%	11,400.0	11,350.0
Capital Investment(1)(2)(3)(4)
Capital Investment	753.5	645.6	(107.8)	37.3%	1,730.0	1,760.0
(Ref.) Core Group Companies
NTT (Holding Company)	5.1	3.3	(1.7)	16.0%	21.0	21.0
NTT East	128.7	102.7	(25.9)	34.2%	300.0	300.0
NTT West	140.0	121.4	(18.6)	41.9%	290.0	290.0
NTT Communications	49.0	55.0	5.9	40.8%	135.0	135.0
NTT DOCOMO (Consolidated)	292.5	219.5	(73.0)	36.6%	600.0	630.0
NTT DATA (Consolidated)	58.1	58.2	0.0	44.8%	130.0	130.0

Interest-Bearing Liabilities
	As of March 31, 2015	As of September 30, 2015	As of March 31, 2016 (Revised Forecast)	As of March 31, 2016 (Previously Announced Forecast)
Interest-Bearing Liabilities	4,406.7	4,520.4	4,200.0	4,200.0

Notes:	(1)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Six Months Ended September 30, 2014,” “B. Six Months Ended September 30, 2015” and “C. Year Ending March 31, 2016 (Revised Forecast)” are 726.4 billion yen, 622.2 billion yen and 1,630.0 billion yen, respectively.

	(2)	Capital Investment figures for domestic access network businesses for “A. Six Months Ended September 30, 2014,” “B. Six Months Ended September 30, 2015” and “C. Year Ending March 31, 2016 (Revised Forecast)” are 608.9 billion yen, 494.6 billion yen and 1,298.0 billion yen, respectively.

	(3)	Capital Investments of NTT East, NTT West, and NTT Communications for “C. Year Ending March. 31, 2016 (Revised Forecast)” include: 142.0 billion yen for voice transmission, 21.0 billion yen for data transmission, 114.0 billion yen for leased circuits, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 20.0 billion yen for joint facilities and others for NTT East; 150.0 billion yen for voice transmission, 21.0 billion yen for data transmission, 105.0 billion yen for leased circuits, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 11.0 billion yen for joint facilities and others for NTT West; and 44.0 billion yen for cloud computing platforms, 14.4 billion yen for data networks, 9.1 billion yen for voice communications, 2.0 billion yen for applications & content, 8.5 billion yen for solution services, and 56.8 billion yen for joint facilities and others for NTT Communications.

	(4)	Capital Investments of NTT East and NTT West for “C. Year Ending March. 31, 2016 (Revised Forecast)” include approximately 110.0 billion yen and 95.0 billion yen in optical fiber-related investments for NTT East and NTT West, respectively. Coverage rates of optical fiber are expected to be 95% for NTT East and 93% for NTT West as of March 31, 2016.

2.	Financial Results (Business Segments)

	(Billions of yen)
	A Six Months Ended September 30, 2014	B Six Months Ended September 30, 2015			C Year Ending March 31, 2016 (Revised Forecast)	[Ref.] Year Ending March 31, 2016 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
Business segments(1)
Regional communications business
Operating Revenues	1,714.4	1,680.6	(33.9)	49.4%	3,400.0	3,400.0
Operating Expenses	1,636.2	1,526.0	(110.2)	48.4%	3,150.0	3,180.0
Operating Income	78.3	154.6	76.3	61.8%	250.0	220.0
Long distance and international communications business
Operating Revenues	950.0	1,097.2	147.3	48.1%	2,280.0	2,240.0
Operating Expenses	893.6	1,049.6	156.0	48.1%	2,180.0	2,140.0
Operating Income	56.4	47.6	(8.8)	47.6%	100.0	100.0
Mobile communications business
Operating Revenues	2,173.0	2,215.0	42.1	49.3%	4,490.0	4,510.0
Operating Expenses	1,775.2	1,753.9	(21.3)	46.3%	3,785.0	3,835.0
Operating Income	397.8	461.2	63.4	65.4%	705.0	675.0
Data communications business
Operating Revenues	695.6	745.7	50.1	48.4%	1,540.0	1,540.0
Operating Expenses	668.0	707.5	39.5	49.5%	1,430.0	1,430.0
Operating Income	27.5	38.2	10.6	34.7%	110.0	110.0
Other business
Operating Revenues	591.6	567.8	(23.8)	44.7%	1,270.0	1,260.0
Operating Expenses	568.5	540.1	(28.4)	44.3%	1,220.0	1,215.0
Operating Income	23.1	27.6	4.6	55.3%	50.0	45.0

Note:	(1)	Figures for each segment include inter-segment transactions.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Six Months Ended September 30, 2014	B Six Months Ended September 30, 2015			C Year Ending March 31, 2016 (Revised Forecast)	[Ref.] Year Ending March 31, 2016 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT (Holding Company) (JPN GAAP)
Operating Revenues	254.2	256.5	2.3	59.8%	429.0	427.0
Operating Expenses	63.9	61.3	(2.5)	44.5%	138.0	136.0
Operating Income	190.3	195.2	4.9	67.1%	291.0	291.0
Non-Operating Revenues	15.6	14.1	(1.4)	50.6%	28.0	28.0
Non-Operating Expenses	18.0	15.6	(2.4)	48.8%	32.0	32.0
Recurring Profit	187.9	193.8	5.8	67.5%	287.0	287.0
Net Income	476.0	193.1	(282.8)	67.1%	288.0	288.0
NTT East (JPN GAAP)
Operating Revenues	871.2	859.5	(11.6)	49.9%	1,721.0	1,726.0
Voice Transmission Services (excluding IP)(1)	239.8	218.2	(21.5)	51.4%	425.0	425.0
IP Services	418.1	431.4	13.2	50.6%	852.0	852.0
Leased Circuit (excluding IP)	57.0	55.1	(1.8)	53.6%	103.0	108.0
Other	96.6	95.4	(1.1)	45.3%	341.0	341.0
Supplementary Business	59.5	59.1	(0.3)
Operating Expenses	811.8	757.5	(54.3)	48.4%	1,566.0	1,606.0
Personnel	50.1	48.1	(1.9)	49.7%	97.0	100.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	524.5	483.8	(40.7)	48.4%	999.0	1,031.0
Depreciation and Amortization	184.3	173.9	(10.3)	50.3%	346.0	351.0
Loss on Disposal of Property, Plant and Equipment	16.2	15.1	(1.0)	30.3%	50.0	50.0
Taxes and Public Dues	36.6	36.4	(0.1)	49.3%	74.0	74.0
Operating Income	59.3	101.9	42.6	65.8%	155.0	120.0
Non-Operating Revenues	20.8	12.0	(8.7)	93.0%	13.0	6.0
Non-Operating Expenses	5.3	2.8	(2.4)	48.0%	6.0	6.0
Recurring Profit	74.9	111.1	36.2	68.6%	162.0	120.0
Net Income	46.8	78.1	31.2	73.7%	106.0	80.0
NTT West (JPN GAAP)
Operating Revenues	776.4	754.6	(21.7)	49.4%	1,527.0	1,517.0
Voice Transmission Services (excluding IP)(1)	242.1	218.9	(23.1)	51.0%	429.0	429.0
IP Services	340.4	350.7	10.3	50.8%	690.0	680.0
Leased Circuit (excluding IP)	52.1	48.4	(3.6)	49.0%	99.0	99.0
Other	74.7	70.4	(4.2)	44.2%	309.0	309.0
Supplementary Business	66.9	66.0	(0.9)
Operating Expenses	759.4	717.1	(42.2)	49.0%	1,463.0	1,472.0
Personnel	48.5	44.9	(3.6)	49.9%	90.0	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	491.4	460.2	(31.1)	49.4%	932.0	936.0
Depreciation and Amortization	165.5	159.7	(5.7)	49.8%	321.0	321.0
Loss on Disposal of Property, Plant and Equipment	20.1	18.7	(1.3)	35.4%	53.0	53.0
Taxes and Public Dues	33.7	33.3	(0.3)	49.8%	67.0	67.0
Operating Income	17.0	37.5	20.4	58.6%	64.0	45.0
Non-Operating Revenues	3.1	3.4	0.3	49.3%	7.0	7.0
Non-Operating Expenses	6.1	6.6	0.4	47.3%	14.0	14.0
Recurring Profit	13.9	34.3	20.3	60.3%	57.0	38.0
Net Income	6.3	26.3	19.9	61.2%	43.0	29.0

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended September 30, 2015 include monthly charges, call charges and interconnection charges of 163.0 billion yen, 15.7 billion yen and 26.3 billion yen for NTT East, and 162.4 billion yen, 14.7 billion yen and 28.8 billion yen for NTT West, respectively.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Six Months Ended September 30, 2014	B Six Months Ended September 30, 2015			C Year Ending March 31, 2016 (Revised Forecast)	[Ref.] Year Ending March 31, 2016 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	439.2	441.9	2.7	48.6%	910.0	900.0
Cloud Computing Platforms	29.9	33.8	3.8	44.5%	76.0	76.0
Data Networks	186.2	182.7	(3.4)	50.1%	365.0	366.0
Voice Communications	137.3	128.9	(8.4)	50.4%	256.0	255.0
Applications & Content	19.0	19.4	0.4	48.6%	40.0	40.0
Solution Services	58.8	69.2	10.3	43.8%	158.0	148.0
Others	7.7	7.7	(0.0)	51.5%	15.0	15.0
Operating Expenses	391.4	401.9	10.4	48.5%	828.0	818.0
Personnel	39.7	38.3	(1.3)	49.8%	77.0	78.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	196.2	203.8	7.6	48.4%	629.0	618.0
Communication Network Charges	96.9	100.5	3.5
Depreciation and Amortization	51.2	51.8	0.6	49.4%	105.0	105.0
Loss on Disposal of Property, Plant and Equipment	1.4	1.0	(0.3)	20.7%	5.0	5.0
Taxes and Public Dues	5.8	6.3	0.4	52.7%	12.0	12.0
Operating Income	47.7	40.0	(7.7)	48.8%	82.0	82.0
Non-Operating Revenues	18.2	15.9	(2.2)	63.7%	25.0	25.0
Non-Operating Expenses	3.9	4.1	0.1	51.3%	8.0	8.0
Recurring Profit	62.0	51.8	(10.2)	52.4%	99.0	99.0
Net Income	40.7	36.5	(4.1)	55.4%	66.0	66.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	346.1	454.0	107.9	48.0%	945.0	945.0
Operating Expenses(4)	340.3	454.3	114.0	48.2%	941.5	941.5
Operating Income(5)	5.8	(0.3)	(6.1)	—	3.5	3.5
Net Income Attributable to Dimension Data	4.5	(4.1)	(8.6)	—	—	—

Notes:	(1)	The following are the main services included in each line item:

		—	Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”

		—	Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

		—	Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”

		—	Applications & Content: “Application services (Mail services, etc.)”

		—	Solution Services: “System integration services”

	(2)	Because Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the six months ended June 30, 2014 are stated under “A. Six Months Ended September 30, 2014,” its financial results for the six months ended June 30, 2015 are stated under “B. Six Months Ended September 30, 2015” and its forecasts for the twelve months ending December 31, 2015 are stated under “C. Year Ending March. 31, 2016 (Revised Forecast).”

	(3)	The conversion rate used for Dimension Data figures for the six months ended September 30, 2015 is USD1.00 = JPY120.30

	(4)	Operating Expenses include costs associated with NTT’s acquisition of Dimension Data.

	(5)	Operating Income for the six months ended September 30, 2015 under US GAAP was (6.5) billion yen.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Six Months Ended September 30, 2014	B Six Months Ended September 30, 2015			C Year Ending March 31, 2016 (Revised Forecast)	[Ref.] Year Ending March 31, 2016 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,173.0	2,215.0	42.0	49.3%	4,490.0	4,510.0
Telecommunications Services	1,393.4	1,382.3	(11.1)	49.6%	2,786.0	2,755.0
Mobile Communications Services	1,387.8	1,366.5	(21.2)	50.0%	2,734.0	2,687.0
Voice Revenues	452.6	413.6	(39.0)	49.7%	832.0	835.0
Packet Communications Revenues	935.2	952.9	17.8	50.1%	1,902.0	1,852.0
Optical-fiber Broadband Services and Other Telecommunications Services	5.6	15.8	10.2	30.3%	52.0	68.0
Equipment Sales	441.9	416.8	(25.0)	48.7%	856.0	929.0
Other Operating Revenues(1)	337.7	415.8	78.1	49.0%	848.0	826.0
Operating Expenses	1,773.4	1,752.4	(21.0)	46.4%	3,780.0	3,830.0
Personnel	141.4	144.3	2.9	49.9%	289.0	296.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,140.0	1,135.3	(4.7)	45.7%	2,485.0	2,509.0
Depreciation and Amortization	323.4	297.1	(26.3)	47.8%	622.0	625.0
Loss on Disposal of Property, Plant and Equipment	33.6	22.5	(11.1)	38.8%	58.0	67.0
Communication Network Charges	114.8	132.9	18.2	46.5%	286.0	293.0
Taxes and Public Dues	20.2	20.2	0.1	50.6%	40.0	40.0
Operating Income	399.6	462.6	63.0	65.2%	710.0	680.0
Non-Operating Income (Loss)	4.5	(10.0)	(14.5)	143.0%	(7.0)	7.0
Income Before Income Taxes	404.1	452.6	48.5	64.4%	703.0	687.0
Net Income Attributable to NTT DOCOMO	259.5	317.1	57.6	64.7%	490.0	470.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(2)	695.8	743.2	47.4	48.3%	1,540.0	1,540.0
Public & Social Infrastructure	173.1	176.7	3.5	44.7%	395.0	—
Financial	231.6	236.6	4.9	46.8%	506.0	—
Enterprise & Solutions	171.6	186.5	14.9	49.6%	376.0	—
Global	221.5	252.6	31.1	53.5%	472.0	—
Elimination or Corporate	(102.1)	(109.3)	(7.2)	52.3%	(209.0)	—
Cost of Sales	535.5	566.6	31.1	49.1%	1,155.0	1,155.0
Gross Profit	160.3	176.6	16.2	45.9%	385.0	385.0
Selling, General and Administrative Expenses	138.2	145.5	7.2	51.1%	285.0	285.0
Operating Income	22.0	31.1	9.0	31.1%	100.0	100.0
Non-Operating Income (Loss)	(2.4)	0.1	2.6	—	(5.0)	(5.0)
Ordinary Income	19.5	31.2	11.6	32.9%	95.0	95.0
Net Income Attributable to Owners of Parent	7.1	15.7	8.6	28.1%	56.0	56.0

Note:	(1)	With the introduction of “Optical-fiber broadband services and other telecommunications services” in the fourth quarter of the fiscal year ended March 31, 2015, Telecommunications Services revenues previously included in “Other Operating Revenues” under “A. Six Months Ended September 30, 2014” have been retroactively reclassified as “Optical-fiber broadband services and other telecommunications services revenues.”

	(2)	Pursuant to organizational reforms implemented on July 1, 2015, NTT DATA restructured its disclosure segments starting from the second quarter of the fiscal year ending March 31, 2016. The numerical values provided reflect the changes made to the segments. In addition, Operating Revenues for the fiscal year ended March 31, 2015 were 1511.8 billion yen (408.7 billion yen for the Public & Social Infrastructure segment, 496.2 billion yen for the Financial segment, 366.1 billion yen for the Enterprise & Solutions segment, and 464.5 billion yen for the Global segment).

4.	Operating Data

Number of Subscribers	(in thousands except for Public Telephones)
	A As of March 31, 2015 (From April 2014 to March 2015)	B As of June 30, 2015 (From April to June 2015)	C As of September 30, 2015			D As of March 31, 2016 (Revised Forecast)		[Ref.] As of March 31, 2016 (Previously Announced Forecast)
				E Change	Progress		F Change
				C-A	E/F		D-A
Telephone Subscriber Lines(1)	21,286	20,891	20,580	(706)	43.8%	19,676	(1,610)	19,676
NTT East	10,492	10,324	10,181	(311)	37.1%	9,652	(840)	9,652
NTT West	10,794	10,567	10,399	(394)	51.2%	10,024	(770)	10,024
INS-Net(2)	3,058	2,975	2,906	(151)	52.2%	2,768	(290)	2,768
NTT East	1,559	1,519	1,483	(76)	47.3%	1,399	(160)	1,399
NTT West	1,499	1,456	1,423	(76)	58.2%	1,369	(130)	1,369
Telephone Subscriber Lines + INS-Net	24,344	23,866	23,486	(857)	45.1%	22,444	(1,900)	22,444
NTT East	12,051	11,844	11,664	(387)	38.7%	11,051	(1,000)	11,051
NTT West	12,293	12,023	11,822	(470)	52.2%	11,393	(900)	11,393
Public Telephones	183,655	181,711	179,428	(4,227)	60.4%	176,655	(7,000)	176,655
NTT East	87,785	86,514	85,071	(2,714)	45.2%	81,785	(6,000)	81,785
NTT West	95,870	95,197	94,357	(1,513)	151.3%	94,870	(1,000)	94,870
FLET’S ISDN	95	93	90	(5)	45.6%	84	(11)	84
NTT East	42	41	40	(2)	43.8%	37	(5)	37
NTT West	53	52	51	(3)	47.0%	47	(6)	47
FLET’S ADSL	1,219	1,162	1,125	(95)	43.3%	1,001	(218)	1,001
NTT East	550	526	510	(41)	58.0%	480	(70)	480
NTT West	669	636	615	(54)	36.3%	521	(148)	521
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	18,716	18,951	19,036	320	53.4%	19,316	600	19,316
NTT East	10,403	10,476	10,510	107	26.8%	10,803	400	10,803
NTT West	8,313	8,475	8,526	213	106.6%	8,513	200	8,513
Hikari Collaboration Model	270	1,322	2,348	2,077	34.7%	6,250	5,980	—
NTT East	190	954	1,637	1,447	38.1%	3,990	3,800	—
NTT West	80	368	711	630	28.9%	2,260	2,180	—
Hikari Denwa(6)	17,108	17,243	17,293	185	—	17,108	0	17,108
NTT East	9,032	9,056	9,068	37	—	9,032	0	9,232
NTT West	8,076	8,187	8,225	149	—	8,076	0	7,876
Conventional Leased Circuit Services	241	239	237	(4)	59.0%	234	(7)	234
NTT East	117	116	115	(2)	51.9%	113	(4)	113
NTT West	124	123	122	(2)	70.1%	121	(3)	121
High Speed Digital Services	127	121	119	(8)	43.4%	109	(18)	109
NTT East	66	62	62	(4)	57.1%	59	(7)	59
NTT West	62	58	58	(4)	34.9%	50	(11)	50
NTT Group Major ISPs(7)	11,586	11,650	11,609	23	—	11,356	(230)	11,195
OCN	8,282	8,342	8,290	7	—	8,028	(255)	7,878
Plala	2,960	2,968	2,974	14	—	2,960	(0)	2,960
Hikari TV	3,014	3,038	3,043	29	21.6%	3,150	136	3,150
FLET’S TV Transmission Services(6)	1,345	1,378	1,398	54	195.0%	1,372	28	1,372
NTT East	877	887	894	17	57.0%	907	30	907
NTT West	468	490	504	37	—	465	(3)	465
Mobile(8)	66,595	67,532	68,494	1,898	49.9%	70,400	3,805	69,900
New Billing Plan	17,827	20,812	23,777	5,950	—	—	—	—
LTE (“Xi”)	30,744	32,609	34,504	3,760	53.3%	37,800	7,056	37,000
FOMA(9)	35,851	34,923	33,989	(1,862)	57.3%	32,600	(3,251)	32,900
sp-mode	28,160	29,094	30,209	2,049	53.4%	32,000	3,840	31,900
i-mode	22,338	21,512	20,581	(1,757)	57.8%	19,300	(3,038)	19,100

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).

	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(4)	The comparative results for the six months ended September 30, 2015 compared to the six months ended September 30, 2014 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 695 thousand lines and 675 thousand lines, respectively, for a total of 1,369 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 200 thousand lines and 101 thousand lines, respectively, for a total of 301 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 1,267 thousand lines and 536 thousand lines, respectively, for a total of 1,803 thousand lines.

	(5)	The comparative forecast “As of March 31, 2016 (Revised Forecast)” for the year ending March 31, 2016 compared to the results for the year ended March 31, 2015 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,650 thousand lines and 1,100 thousand lines, respectively, for a total of 2,750 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 850 thousand lines and 400 thousand lines, respectively, for a total of 1,250 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 3,000 thousand lines and 1,800 thousand lines, respectively, for a total of 4,800 thousand lines.

	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(8)	Number of Mobile (including “LTE (‘Xi’)” and “FOMA”) service subscribers includes communication module service subscribers.

	(9)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile service subscribers.

4.	Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE(“Xi”) mobile phone services, FOMA mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended June 30, 2015 (From April to June 2015)	Three Months Ended September 30, 2015 (From July to September 2015)	Six Months Ended September 30, 2014 (From April to September 2014)	Six Months Ended September 30, 2015 (From April to September 2015)	Year Ended March 31, 2015	Year Ending March 31, 2016 (Revised Forecast)	Year Ending March 31, 2016 (Previously Announced Forecast)
NTT East(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,660	2,660	2,710	2,660	2,700	2,660	2,660
FLET’S Hikari ARPU(6)	5,590	5,550	5,460	5,570	5,490	5,450	5,430
Basic Monthly Charge	3,860	3,850	3,700	3,860	3,730	3,790	3,770
Optional Services	1,730	1,700	1,760	1,710	1,760	1,660	1,660
NTT West(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,610	2,660	2,610	2,650	2,610	2,610
FLET’S Hikari ARPU(6)	5,550	5,490	5,730	5,520	5,680	5,350	5,330
Basic Monthly Charge	3,770	3,730	3,930	3,750	3,880	3,630	3,610
Optional Services	1,780	1,760	1,800	1,770	1,800	1,720	1,720
NTT DOCOMO(7)(8)(9)(10)
Aggregate ARPU	4,010	4,190	4,160	4,100	4,100	4,160	4,100
Voice ARPU (LTE(“Xi”)+FOMA)	1,120	1,240	1,310	1,180	1,280	1,210	1,200
Data ARPU	2,890	2,950	2,850	2,920	2,820	2,950	2,900
Packet ARPU (LTE(“Xi”)+FOMA)	2,870	2,910	2,850	2,890	2,820	2,890	2,820
“docomo Hikari” ARPU	20	40	—	30	—	60	80

Notes :	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

			—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

			—	“FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

		—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter

		—	Six-month Results (from April to September): Sum of number of active subscribers* for each month from April to September

		—	FY Results : Sum of number of active subscribers* for each month from April to March

		—	FY Forecast (Previously Announced Forecast): Sum of the average expected active number of subscribers during the fiscal year {(number of subscribers at March 31, 2015 + number of expected subscribers at March 31, 2016)/2}x12

		—	FY Forecast (Revised Forecast): Sum of number of active subscribers* for each month from April to September and sum of the average expected active number of subscribers* for each month from October to March

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.

		•	Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

		—	Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

		—	Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users

		—	“docomo Hikari” ARPU: A part of Other Operating Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.

		—	Quarterly Results: Sum of number of active users* for each month in the relevant quarter

		—	Six-month Results (from April to September): Sum of number of active users* for each month from April to September

		—	FY Results/FY Forecast (Previously Announced Forecast/Revised Forecast): Sum of number of active users*/ expected number of active users* for each month from April to March

*active users = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

		a.	Subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

		b.	Data Plan subscriptions which the customer contracting for such subscription in his/her name also has a subscription for “Xi” services in his/her name.

Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

	(10)	The “Year Ending March 31, 2016 (Previously Announced Forecast)” for NTT DOCOMO is the forecast announced at the end of the first quarter of the fiscal year ending March 31, 2016.

(Ref.) NTT DOCOMO Conventional ARPU							(Yen)
	Three Months Ended June 30, 2015 (From April to June 2015)	Three Months Ended September 30, 2015 (From July to September 2015)	Six Months Ended September 30, 2014 (From April to September 2014)	Six Months Ended September 30, 2015 (From April to September 2015)	Year Ended March 31, 2015	Year Ending March 31, 2016 (Revised Forecast)	Year Ending March 31, 2016 (Previously Announced Forecast)
Mobile Aggregate ARPU(11)(12)(13)	4,290	4,450	4,410	4,370	4,370	4,400	4,310
Voice ARPU (LTE(“Xi”)+FOMA)	1,020	1,130	1,230	1,070	1,180	1,090	1,090
Packet ARPU (LTE(“Xi”)+FOMA)	2,610	2,630	2,640	2,620	2,600	2,610	2,540
Smart ARPU (LTE(“Xi”)+FOMA)	660	690	540	680	590	700	680

(11)	The following is the formula we use to compute Conventional ARPU for NTT DOCOMO.

	•	Mobile Aggregate ARPU (“LTE(‘Xi’)”+“FOMA”) = Voice ARPU (“LTE(‘Xi’)”+“FOMA”) + Packet ARPU (“LTE(‘Xi’)”+“FOMA”) + Smart ARPU (“LTE(‘Xi’)”+“FOMA”).

		—	NTT DOCOMO’s Voice ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “LTE(‘Xi’)”+“FOMA” services, our Packet ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “LTE(‘Xi’)”+“FOMA” services, and our Smart ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “LTE(‘Xi’)”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(12)	Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in Conventional ARPU calculation.

(13)	Numbers of active subscribers* used in the Conventional ARPU calculation of NTT DOCOMO are as below.

	—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter

	—	Six-month Results (from April to September): Sum of number of active subscribers* for each month from April to September

	—	FY Results/FY Forecast (Previously Announced Forecast/Revised Forecast): Sum of number of active subscribers*/expected number of active subscribers* for each month from April to March

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

4.	Operating Data

Number of Employees					(Persons)
	A As of September 30, 2014	B As of September 30, 2015		C As of March 31, 2016 (Revised Forecast)	[Ref.] As of March 31, 2016 (Previously Announced Forecast)
			Change
			B-A
NTT Consolidated	246,750	249,450	2,700	245,650	244,050
Core Group Companies
NTT (Holding Company)	2,900	2,850	(50)	2,800	2,800
NTT East	5,550	5,150	(400)	4,800	4,900
NTT West	4,700	4,600	(100)	4,500	4,500
NTT Communications	6,750	6,550	(200)	6,450	6,500
NTT DOCOMO (Consolidated)	26,200	26,500	300	26,400	27,000
NTT DATA (Consolidated)	76,700	80,150	3,450	81,600	80,350
(Reference) Outsourcing Companies
East Outsourcing Companies(1)	29,350	27,450	(1,900)	24,800	24,850
West Outsourcing Companies(2)	29,200	27,000	(2,200)	24,450	24,400

Notes :	(1)	Figures for East Outsourcing Companies include employees from NTT EAST - MINAMIKANTO, NTT EAST - KANSHINESTU, NTT EAST - TOHOKU, NTT EAST - HOKKAIDO, NTT - ME and NTT EAST SERVICE.

	(2)	Figures for West Outsourcing Companies include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.